UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Rosetta Stone Inc.

(Name of Subject Company)

Rosetta Stone Inc.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.00005 Per Share

(Title of Class of Securities)

CUSIP 777780107

(CUSIP Number of Class of Securities)

Sean Klein

General Counsel & Secretary

1621 North Kent St., Suite 1200

Arlington, Virginia 22209

703-387-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Lillian Tsu

Tiffany Posil

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Rosetta Stone Inc., a Delaware corporation. The address of the Company’s principal executive office is 1621 North Kent Street, Suite 1200, Arlington, Virginia 22209. The telephone number of the Company’s principal executive office is (703) 387-5800. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “Rosetta Stone,” the “Company,” “we,” “us,” and “our” refer to Rosetta Stone Inc.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value of $0.00005 per share (the “Common Stock” or the “Shares”). As of September 11, 2020, there were 24,609,055 shares of Common Stock (including 478,356 Restricted Shares) issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Empower Merger Sub Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Cambium Holding Corp., a Delaware corporation (“Parent”), which is a portfolio company of The Veritas Capital Fund VI L.P., a Delaware limited partnership (the “Veritas”), to purchase all of the issued and outstanding Shares at a purchase price of $30.00 per Share (the “Offer Price”), net to the holder in cash, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 15, 2020 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), which, together with this Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed jointly by Parent and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on September 15, 2020. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 29, 2020 (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Acquisition Sub. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer, and subject to the satisfaction or waiver of the conditions to the Offer, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Acquisition Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the Company’s stockholders will be required to consummate the Merger.

Pursuant to the terms of the Merger Agreement, (a) as soon as practicable after the later of (i) the earliest time as of which Acquisition Sub is permitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to accept for purchase Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) the earliest time as of which each of the Offer Conditions (as defined in the Merger Agreement) shall have been satisfied or waived, Acquisition Sub will (and Parent will cause Acquisition Sub to) accept for payment all Company Shares tendered pursuant to the Offer (and not validly withdrawn) (the time of such acceptance for payment, the “Acceptance Time”), and (b) as soon as practicable following the Acceptance Time, and in any event not later than the second business day (determined under Rule 14d-1(g)(3) under the Exchange Act) after the expiration of the Offer, Acquisition Sub will pay for all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Accordingly, the Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not accepted for payment in the Offer (other than any (i) Shares held by the Company, Parent, Acquisition Sub or any subsidiary of any of the foregoing, (ii) Company Restricted Shares (as defined below) and (iii) Shares held by stockholders who are entitled to and have preserved their appraisal rights under Section 262 of the DGCL) that are outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive the Offer Price in cash, without interest.

Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on September 15, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m., New York City time, on October 13, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the Financing (as defined in Section 12—“Sources and Amount of Funds” of the Offer to Purchase), collectively, the “Transactions”) is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Acquisition Sub are located at 17855 Dallas Parkway, Suite 400, Dallas, Texas 75287.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, in the excerpt from the Company’s proxy statement on Schedule 14A for the 2020 Annual Meeting of Stockholders, dated and filed with the SEC on April 29,

2020 (the “Proxy Statement”), which excerpt is filed as Exhibit (e)(3) to this Schedule 14D-9 and is hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between: (i) the Company or its affiliates, on the one hand, and Parent, Acquisition Sub or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) the Company or its affiliates, on the one hand, and the Company’s executive officers, directors or affiliates, on the other hand. Exhibit (e)(3) to this Schedule 14D-9 includes the following sections from the Proxy Statement: “Employment Arrangements with Named Executive Officers” and “Potential Payments Upon Termination or Change in Control as of December 31, 2019.”

Arrangements between the Company and Parent

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“The Merger Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 13—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Acquisition Sub made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Acquisition Sub and may be subject to important qualifications and limitations agreed to by the Company, Parent and Acquisition Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent and Acquisition Sub rather than establishing matters as facts. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent or Acquisition Sub or any of their respective subsidiaries or affiliates.

Confidentiality Agreement

On February 5, 2020, the Company and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, subject to certain limitations, each of the Company and Parent has agreed to, and to cause its subsidiaries, affiliates, officers, directors, general and existing limited partners, managers, members, shareholders, employees, agents and professional advisors and consultants and any representatives of such advisors to, keep confidential certain non-public information about the other party and not to use such non-public information, except for the specific purpose of considering, evaluating, negotiating and consummating a possible negotiated transaction between the Company and Parent. The Confidentiality Agreement also includes a 12-month standstill provision that terminates with respect to Parent or the Company if any other person or group has consummated an acquisition of more than 50% of the outstanding equity securities of the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Board of Directors of the Company (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards

Certain directors and executive officers of the Company hold outstanding Shares, options to purchase Shares from the Company (each, a “Company Stock Option”), restricted common stock (each, a “Company Restricted Share”), restricted stock units (each, a “Company RSU”), and performance stock units (each, a “Company PSU”) granted pursuant to the Company’s Amended and Restated 2009 Omnibus Incentive Plan and 2019 Omnibus Incentive Plan (collectively, the “Company Equity Plans”), as applicable.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender their Shares into the Offer. If the Merger is consummated, any Shares owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are converted in the Merger.

Consideration for Shares

The approximate value of the cash payments that each director, executive officer and named executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. The amounts set forth in the table below are based on the number of Shares held by the Company’s directors, executive officers and named executive officers as of September 10, 2020 (including Sonia Galindo, who resigned from the Company in July 2019) and are calculated before any taxes that may be due on such amounts paid. The amounts set forth in the table below exclude Shares subject to issuance pursuant to outstanding Company Stock Options, Company Restricted Shares, Company RSUs, and Company PSUs, which are described below.

Name	Number of Shares		Cash Consideration for Shares
Executive Officers and Directors
A. John Hass III, Chief Executive Officer and Chairman of the Board of Directors	491,383		$14,741,490
Thomas Pierno, Chief Financial Officer	101,903		$3,057,090
Nicholas Gaehde, Co-President and President of Literacy	44,395		$1,331,850
Sonia Galindo, Former General Counsel and Secretary	—		—
Mathew Hulett, Co-President and President of Language	22,335		$670,050
Sean Klein, General Counsel and Secretary	1,935		$58,050
Laurence Franklin, Director	43,135		$1,294,050
Patrick Gross, Director	2,658	(1)	$79,740
Aedhmar Hynes, Director	—		$—
George Logue, Director	3,600		$108,000
David Nierenberg, Director	514,493	(2)	$15,434,790
Kathryn Eberle Walker, Director	—		$—
Jessie Woolley-Wilson, Director	—		$—
Steven Yankovich, Director	—		$—
All of our directors, executive officers and named executive officers as a group (14 persons)	1,225,837		$36,775,110

(1)	Mr. Gross has disclaimed beneficial ownership to 73,501 Shares held by his spouse and to 32,368 Shares held by his daughter under the Stephanie Lovell Irrevocable Trust.
(2)

Consists of 165,847 Shares held by The D3 Family Fund, L.P. (“Family Fund”), 334,692 Shares held by The D3 Family Bulldog Fund, L.P. (“Bulldog Fund”), and 13,954 Shares held by Haredale, Ltd. (“Haredale”), for which the Nierenberg Investment Management Company, Inc. (“NIMCO”) and the Nierenberg Investment Management Offshore, Inc. (“NIMO”) serve as general partners. Mr. Nierenberg serves as the President of NIMCO and NIMO. Under the partnership agreements governing these funds, all compensation payable to Mr. Nierenberg for his Board service is required to be assigned to the funds.

Equity-Based Incentive Awards

The Company has granted to its directors, executive officers and named executive officers Company Stock Options, Company Restricted Shares, Company RSUs, and Company PSUs pursuant to the Company Equity Plans.

Stock Options

Pursuant to, and as further described in, the Merger Agreement, each Company Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time will fully vest and will be cancelled, and the holder thereof will be entitled to receive, in respect of each Share subject to such Company Stock Option, an amount (subject to any applicable withholding tax) in cash equal to the Offer Price minus the exercise price per Share subject to such Company Stock Option. However, if the exercise price per Share for such Company Stock Option is equal to or exceeds the Offer Price, then such Company Stock Option will be cancelled without any cash or other consideration being paid or provided in respect thereof.

Each holder of a Company Stock Option cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company Stock Options held by the Company’s directors, executive officers and named executive officers as of September 10, 2020.

Name	Number of Stock Options		Cash Consideration for Stock Options
Executive Officers and Directors
A. John Hass III, Chief Executive Officer and Chairman of the Board of Directors	907,993		$20,405,880
Thomas Pierno, Chief Financial Officer	143,106		$3,061,552
Nicholas Gaehde, Co-President and President of Literacy	55,412		$1,151,996
Sonia Galindo, Former General Counsel and Secretary	—		$—
Mathew Hulett, Co-President and President of Language	—		$—
Sean Klein, General Counsel and Secretary	—		$—
Laurence Franklin, Director	30,105		$373,437
Patrick Gross, Director	95,905		$1,740,760
Aedhmar Hynes, Director	12,965		$163,536
George Logue, Director	21,410		$245,601
David Nierenberg, Director	72,865	(1)	$1,277,404
Kathryn Eberle Walker, Director	11,715		$162,143
Jessie Woolley-Wilson, Director	32,389		$435,965
Steven Yankovich, Director	29,484		$399,508
All of our directors, executive officers and named executive officers as a group (14 persons)	1,413,349		$29,417,782

(1)

Mr. Nierenberg serves as the President of NIMCO and NIMO, entities which serve as general partners for the Family Fund, the Bulldog Fund and Haredale. Under the partnership agreements governing these funds, all compensation payable to Mr. Nierenberg for his Board service, including Mr. Nierenberg’s Company Stock Options, is required to be assigned to the funds. Accordingly, Mr. Nierenberg’s Company Stock Options are deemed to be owned indirectly by the Family Fund, the Bulldog Fund and Haredale.

Restricted Shares

Pursuant to, and as further described in, the Merger Agreement, each Company Restricted Share that is outstanding as of immediately prior to the Effective Time will be cancelled, and the holder thereof will be entitled to receive, in respect of each Company Restricted Share, an amount (subject to any applicable withholding tax) in cash equal to the Offer Price.

Each holder of a Company Restricted Share cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company Restricted Shares held by the Company’s directors, executive officers and named executive officers as of September 10, 2020:

Name	Number of Restricted Shares	Cash Consideration for Restricted Shares
Executive Officers and Directors
A. John Hass III, Chief Executive Officer and Chairman of the Board of Directors	—	$—
Thomas Pierno, Chief Financial Officer	42,576	$1,277,280
Nicholas Gaehde, Co-President and President of Literacy	49,753	$1,492,590
Sonia Galindo, Former General Counsel and Secretary	—	$—
Mathew Hulett, Co-President and President of Language	55,919	$1,677,570
Sean Klein, General Counsel and Secretary	18,910	$567,300
Laurence Franklin, Director	—	$—
Patrick Gross, Director	—	$—
Aedhmar Hynes, Director	—	$—
George Logue, Director	—	$—
David Nierenberg, Director	—	$—
Kathryn Eberle Walker, Director	—	$—
Jessie Woolley-Wilson, Director	—	$—
Steven Yankovich, Director	—	$—
All of our directors, executive officers and named executive officers as a group (14 persons)	167,158	$5,014,740

Restricted Stock Units

Pursuant to, and as further described in, the Merger Agreement, each Company RSU that is outstanding as of immediately prior to the Effective Time will fully vest and will be cancelled, and the holder thereof will be entitled to receive, in respect of each Share subject to such Company RSU, an amount (subject to any applicable withholding tax) in cash equal to the Offer Price.

Each holder of a Company RSU cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company RSUs held by the Company’s directors, executive officers and named executive officers as of September 10, 2020:

Name	Number of RSUs		Cash Consideration for RSUs
Executive Officers and Directors
A. John Hass III, Chief Executive Officer and Chairman of the Board of Directors	3,067		$92,010
Thomas Pierno, Chief Financial Officer	—		$—
Nicholas Gaehde, Co-President and President of Literacy	—		$—
Sonia Galindo, Former General Counsel and Secretary	—		$—
Mathew Hulett, Co-President and President of Language	—		$—
Sean Klein, General Counsel and Secretary	—		$—
Laurence Franklin, Director	63,261		$1,897,830
Patrick Gross, Director	85,833		$2,574,990
Aedhmar Hynes, Director	5,037		$151,110
George Logue, Director	15,068		$452,040
David Nierenberg, Director	45,287	(1)	$1,358,610
Kathryn Eberle Walker, Director	8,432		$252,960
Jessie Woolley-Wilson, Director	19,347		$580,410
Steven Yankovich, Director	50,527		$1,515,810
All of our directors, executive officers and named executive officers as a group (14 persons)	295,859		$8,875,770

(1)

Mr. Nierenberg serves as the President of NIMCO and NIMO, entities which serve as general partners for the Family Fund, the Bulldog Fund and Haredale. Under the partnership agreements governing these funds, all compensation payable to Mr. Nierenberg for his Board service, including Mr. Nierenberg’s Company RSUs, is required to be assigned to the funds. Accordingly, Mr. Nierenberg’s Company RSUs are deemed to be owned indirectly by the Family Fund, the Bulldog Fund and Haredale.

Performance Stock Units

Pursuant to, and as further described in, the Merger Agreement, each Company PSU that is outstanding as of immediately prior to the Effective Time will be cancelled, and the holder thereof will be entitled to receive an amount in cash equal to the Offer Price times the number of Company Shares underlying such Company PSU deemed earned based on projected performance against relevant performance goals based on July 2020 forecasts.

Each holder of a Company PSU cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company PSUs held by the Company’s directors, executive officers and named executive officers as of September 10, 2020:

Name	Number of PSUs	Cash Consideration for PSUs(1)
Executive Officers and Directors
A. John Hass III, Chief Executive Officer and Chairman of the Board of Directors	196,568	$5,897,040
Thomas Pierno, Chief Financial Officer	23,096	$692,880
Nicholas Gaehde, Co-President and President of Literacy	35,857	$1,075,710
Sonia Galindo, Former General Counsel and Secretary	1,141	$34,230
Mathew Hulett, Co-President and President of Language	35,802	$1,074,060
Sean Klein, General Counsel and Secretary	11,254	$337,620
Laurence Franklin, Director	—	$—
Patrick Gross, Director	—	$—
Aedhmar Hynes, Director	—	$—
George Logue, Director	—	$—
David Nierenberg, Director	—	$—
Kathryn Eberle Walker, Director	—	$—
Jessie Woolley-Wilson, Director	—	$—
Steven Yankovich, Director	—	$—
All of our directors, executive officers and named executive officers as a group (14 persons)	303,718	$9,111,540

(1)

Represents the aggregate cash consideration such individual is entitled to receive in respect of the number of Company Shares underlying the outstanding Company PSUs deemed earned based on projected performance against relevant performance goals based on July 2020 forecasts.

Existing Employment Arrangements

The Company has a Change in Control Severance Plan (the “CIC Plan”) in which all of the Company’s named executive officers participate. The CIC Plan provides for severance and other benefits if they experience a “qualifying termination” within six months prior to or two years following a change in control event. A qualifying termination is an employer initiated termination of employment without “cause” or an participant initiated termination of employment for “good reason,” each as defined in the CIC Plan. The Company’s CIC Plan generally provides that a change in control may occur upon (i) the liquidation, dissolution or winding up of the Company, (ii) the sale, license or lease of all or substantially all of the assets of the Company, and (iii) a share exchange, reorganization, recapitalization or certain merger and consolidation transactions. A participant who experiences such a qualifying termination and executes (and does not revoke) a general release of claims against the Company and agrees to restrictive covenants regarding confidentiality, non-competition (for a duration of 12 months), and non-solicitation (for a duration of 12 months) in a form provided to such executive by the Company, will receive the following payments and benefits:

•	CIC Severance Amount: An amount equal to the participant’s annual base salary, to be paid in a lump sum within 60 days following the participant’s separation.

•

Pro-Rata Bonus for Year of Termination: A lump sum cash payment equal to the amount of the annual cash incentive payment to which the participant would have been entitled for the performance period containing the date of such termination of employment, based on actual achievement of the performance goals for such performance period, prorated based on the number of days the participant remained an employee, to be paid on the later of the date on which such payment would have been paid to the participant during such performance period or within 60 days following the date of the participant’s separation.

•

Prior Year Bonus: A lump sum cash payment equal to the amount of the annual cash incentive payment to which the participant would have been entitled for the performance period ending immediately prior to the date of such termination of employment, based on actual achievement of the performance goals for such performance period, to be paid on the later of the date on which such payment would have been paid to the participant during such performance period or within 60 days following the date of the participant’s separation.

•

COBRA Payments: The participant and the participant’s spouse and eligible dependents, as applicable, may elect health care coverage for up to 18 months from the date of the participant’s separation pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). If such coverage is elected, the Company will pay for up to 18 months, on an after-tax basis, the portion of participant’s COBRA premiums that exceeds the amount that the participant would have incurred in premiums for such coverage under the Company’s health plan if then employed by the Company.

•

Equity and Long-Term Incentives: Any portion of shares that are subject to outstanding Company Stock Options held by the participant that have not previously vested will vest, be exercisable in full and will remain exercisable until the day that is 60 days after the date of the participant’s separation subject to certain exceptions. All other outstanding equity or long-term compensation grants or awards held by the participant will vest and all remaining forfeiture restrictions applicable to such grants or awards will lapse.

•	Outplacement: The participant will receive professional outplacement and counseling services for the 12 months from the date of the participant separates from service.

Pursuant to the terms of the CIC Plan, if any payments and benefits to be paid or provided to a named executive officer, whether pursuant to the terms of the CIC Plan or otherwise, would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, the payments and benefits will be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater after-tax benefit to such named executive officer.

The foregoing summary is qualified in its entirety by reference to the CIC Plan attached hereto as Exhibit (e)(6) and incorporated herein by reference.

Compensation Arrangements Entered into in Connection with the Transactions

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that each employee of the Company who continues employment with Parent or the Surviving Corporation after the Effective Time (a “Continuing Employee”) will for the period of up to 12 months following the Effective Time during which the Continuing Employee remains employed: (i) be entitled to receive a base salary or wage rate not less favorable than the base salary or wage rate provided to such Continuing Employee immediately prior to the Effective Time; (ii) be eligible for a target cash bonus opportunity and/or commission opportunities not less favorable than the target cash bonus opportunity and/or commission opportunities provided to such Continuing Employee immediately prior to the Effective Time; and (iii) be entitled to other compensation and employee benefits (including under any severance plans and health and welfare benefit plans, but excluding under any equity plans) that are no less favorable than, those provided to similarly situated employees of Parent.

Pursuant to the Merger Agreement, Parent has also agreed that, following the Closing (as defined in the Merger Agreement), Parent shall maintain (without adverse modification) each cash bonus and/or commission plan and program that is a Company Plan (as defined in the Merger Agreement) for the Company’s 2020 fiscal year and to pay to each Continuing Employee the amount of bonus or commission actually earned for the 2020 fiscal year by such Continuing Employee pursuant to the terms and conditions of, the Company Plan applicable to such Continuing Employee. However, any employee whose employment is terminated by the Company without Cause (as defined in the Company’s CIC Plan) shall be entitled to receive the bonus such employee would have received absent such termination.

Pursuant to the Merger Agreement, Parent has also agreed that, as of the Effective Time, each Continuing Employee will receive credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation and leave entitlement and severance benefits) for service with the Company (or predecessor employers) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation in which such employees became participants, to the extent the employee was entitled to credit under a comparable Company plan. However, Continuing Employees will not receive credit for benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits.

In addition, Parent has also agreed that, as of the Effective Time, it will credit to Continuing Employees the amount of unused vacation and sick time that such employees had accrued under any applicable Company benefit plan as of the Effective Time. With respect to each health or welfare benefit plan maintained by Parent or the Surviving Corporation for the benefit of Continuing Employees, Parent will, to the extent allowed under such plan: (i) waive any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan; and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company benefit plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs.

Pursuant to the Merger Agreement, Parent has also agreed to cause the Surviving Corporation to assume and honor in accordance with their terms written plans that provide for severance, change in control or separation, including such plans established pursuant to a written employment, severance, retention, incentive, change in control or termination agreement (including any change in control provisions therein) applicable to employees of the Company.

If Parent so requests, the Company will terminate any and all benefit plans of the Company intended to qualify under Section 401(a) of the Code, effective not later than the business day immediately preceding the Acceptance Time.

Nothing contained in the Merger Agreement will be construed as requiring Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions that is payable or may become payable to each of the Company’s named executive officers. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions may differ materially from the amounts set forth in the table below. For a detailed description of the treatment of outstanding equity-based incentive awards under the Merger Agreement, please refer to “ —Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards” and for additional details regarding the terms of the payments described below, please refer to “ —Existing Employment Arrangements.”

The table below assumes that: (i) the Effective Time will occur on September 10, 2020; (ii) the employment of each named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the CIC Plan; (iii) the named executive officer’s base salary rates remain unchanged; (iv) no named executive officer receives any additional equity grants on or prior to the Effective Time; and (v) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the Transactions, and do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest in accordance with to their terms, absent the Transactions. The individuals named below represent the named executive officers identified in the Proxy Statement.

Golden Parachute Compensation(1)

Name	Cash(2)	Equity(3)	Perquisites/ Benefits(4)	Tax Reimbursement(5)	Total
A. John Hass III	$350,000	$5,897,040	$46,218	$—	$6,293,258
Nicholas Gaehde	$661,413	$2,568,300	$47,492	$—	$3,277,205
Mathew Hulett	$661,413	$2,751,630	$46,217	$—	$3,459,260
Thomas Pierno	$604,082	$1,970,160	$35,557	$—	$2,609,800
Sean Klein	$417,397	$904,920	$24,054	$—	$1,346,371
Sonia Galindo	$—	$34,230	$—	$—	$34,230

(1)

The conditions under which each of these payments and benefits are to be provided are described in further detail under the heading “ —Arrangements between the Company and its Executive Officers, Directors and Affiliates—Existing Employment Arrangements” set forth above.

(2)

Represents the cash payments payable to each named executive officer upon a qualifying termination occurring within six months prior to or two years following a change of control, which include the following components:

Name	Salary	Pro-Rata Bonus	Prior Year Bonus	Total
A. John Hass III	$350,000	$—	$—	$350,000
Nicholas Gaehde	$375,000	$286,413	$—	$661,413
Mathew Hulett	$375,000	$286,413	$—	$661,413
Thomas Pierno	$340,000	$264,082	$—	$604,082
Sean Klein	$275,000	$142,397	$—	$417,397
Sonia Galindo	$—	$—	$—	$—

(3)

Represents the aggregate value of the consideration to be paid to each named executive officer in respect of outstanding Company Restricted Shares, Company RSUs and Company PSUs that will vest pursuant to the terms of the Merger Agreement. All Company Stock Options held by the Company’s named executive officers are vested. For the number of Company Restricted Shares, Company Stock Options, Company RSUs and Company PSUs held by each named executive officer and for more information on the treatment of such awards under the Merger Agreement, please see the section entitled “ —Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards.”

(4)

Represents the value of the (i) Company-paid COBRA premiums for 18 months for each named executive officer and (ii) outplacement services for 12 months, upon a qualifying termination occurring within six months prior to or two years following a change of control.

Name	COBRA	Outplacement	Total
A. John Hass III	$40,468	$5,750	$46,218
Nicholas Gaehde	$41,742	$5,750	$47,492
Mathew Hulett	$40,467	$5,750	$46,217
Thomas Pierno	$29,807	$5,750	$35,557
Sean Klein	$18,304	$5,750	$24,054
Sonia Galindo	$—	$—	$—

(5)	None of the named executive officers’ arrangements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain indemnification rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time.

The Merger Agreement provides that from and after the Acceptance Time, Parent will cause the Company, including the Surviving Corporation and its subsidiaries, to fulfill and honor in all respects the obligations of the Company pursuant to: (i) each indemnification agreement in effect on the date of the

Merger Agreement between the Company and any person who is or was an officer or director of the Company (each such person, an “Indemnified Party”) at or at any time prior to the Acceptance Time; and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the Company’s organizational documents as in effect on the date of the Merger Agreement. The organizational documents of the Surviving Corporation will contain the provisions with respect to indemnification, exculpation from liability and advancement of expenses set forth in the Company’s organizational documents as in effect on the date of the Merger Agreement, and from and after the Acceptance Time, such provisions will not be amended, repealed or otherwise modified in any manner that would reasonably be expected to adversely affect the rights thereunder of any Indemnified Party.

The Merger Agreement provides further that during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, Parent shall indemnify and hold harmless each Indemnified Party against and from any Liabilities (as defined in the Merger Agreement) in connection with any claim, Legal Proceeding (as defined in the Merger Agreement), arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, Legal Proceeding, arbitration, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company (with respect to any such action or omission, or alleged action or omission, that occurred prior to or at the Effective Time) or (ii) any of the Transactions; provided, however, that, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation a written notice asserting a claim for indemnification pursuant to the Merger Agreement, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, from and after the Acceptance Time, Parent shall, and will cause the Surviving Corporation and its subsidiaries to, advance, prior to the final disposition of any claim, Legal Proceeding, arbitration, investigation or inquiry for which indemnification may be sought, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, Legal Proceeding, arbitration, investigation or inquiry.

The Merger Agreement further provides that, Parent will cause the Surviving Corporation to obtain a prepaid “tail” policy (the “Tail Policy”), effective as of the Effective Time, which policy provides the Indemnified Parties with directors’ and officers’ liability insurance with limits and scope consistent with the Company’s current directors’ and officers’ liability insurance policies in effect as of the date of the Merger Agreement for a period beginning at the Effective Time and ending no earlier than the sixth anniversary of the Effective Time. Parent will cause any such Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, that (i) in no event will the premiums for the Tail Policy exceed an aggregate premium amount in excess of 300% of the premium amount per annum for the Company’s existing insurance coverage for the Indemnified Parties and (ii) if the aggregate premium amount for the Tail Policy exceeds such amount, Parent will obtain a Tail Policy with the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount.

Pursuant to the terms of the Merger Agreement, if the Company or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other entity and it is not the surviving entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any entity or person, then, and in each such case, Parent will ensure that the successors and assigns of the Company or the Surviving Corporation, or at Parent’s option, Parent, will assume the obligations described above and in the Merger Agreement.

The rights of each Indemnified Party under the Merger Agreement with respect to the Tail Policy are in addition to, and not in limitation of, any other rights such Indemnified Party may have under the organizational documents of the Company or the Surviving Corporation, under any other indemnification arrangement, under the DGCL or otherwise. The rights will survive the Acceptance Time and will also survive consummation of the Merger and the Effective Time. The terms of the Merger Agreement described in this section are intended to benefit, and may be enforced by, the Indemnified Parties and their respective heirs, representatives, successors and assigns, and are binding on all successors and assigns of Parent, the Surviving Corporation and its subsidiaries. Further, such terms of the Merger Agreement may not be amended, altered or repealed after the Acceptance Time without the prior written consent of the affected Indemnified Party.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Acceptance Time, the compensation committee of the Board will cause each Company material employee benefit plan and Company employment agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 16 Matters

Prior to the Acceptance Time, the Board is required to take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Shares in the Offer and the deemed disposition and cancellation of Shares and, as applicable, any Company Stock Options, Company RSUs and Company PSUs in the Merger by applicable individuals.

Certain Relationships and Related Transactions

Ms. Woolley-Wilson has served as a director of the Company since October 2017. Ms. Woolley-Wilson is currently Chair, President and Chief Executive Office of DreamBox Learning, a provider of innovative educational math solutions. TPG, a private equity firm, is the majority stakeholder in DreamBox, and two affiliates of TPG currently serve on the board of directors of DreamBox. Since DreamBox Learning and TPG were identified as potential bidders at the beginning of the strategic alternatives process, Ms. Wooley-Wilson recused herself from all meetings, or the portions of any such meetings, of the Board at which discussions, deliberations or decisions concerning the strategic alternatives process occurred, including the meeting of the Board on August 29, 2020, during which the Board approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on August 29, 2020, after careful consideration, the Board, among other things, unanimously (with Ms. Woolley-Wilson recusing herself): (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend on behalf of the Company that the stockholders of the Company tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

The Board unanimously recommends (with Ms. Woolley-Wilson recusing herself) on behalf of the Company that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer.

A copy of the joint press release issued by Parent and the Company, dated August 31, 2020, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

Over the last five years, the management team with the oversight of the Board has led a turnaround of the Company focused on rebuilding its Language business and investing in and growing its Literacy business. From time to time during this period, the Board, in consultation with members of the Company’s management team and the Company’s advisors, has reviewed the Company’s strategic alternatives and had discussions as to whether the continued execution of the Company’s strategy as a stand-alone, publicly-traded company, a possible business combination with a third party or a possible sale of the Company (or a piece of the Company) to a third party offered the best opportunity to enhance stockholder value, and the potential benefits and risks associated with each such course of action. From time to time, the Company has held discussions with third parties regarding potential strategic transactions. In that regard, the Company executed confidentiality agreements, shared due diligence information and engaged in discussions with some of these parties, including some of the potential purchasers who ultimately participated in the process described below. None of these discussions resulted in a definitive transaction, however, the Company did receive a non-binding indication of interest from a private equity sponsor in early 2019 to acquire the Company at a price between $19.00 – $20.00 per Share, subject to due diligence, which the Board ultimately rejected.

Over the past 18 months, the Board has consulted with members of the Company’s management team and representatives of Goldman Sachs & Co. LLC, financial advisor to the Company (“Goldman Sachs”), and Hogan Lovells US LLP, legal counsel to the Company (“Hogan Lovells”), regarding the Company’s strategic plan and various potential strategic alternatives available to the Company.

At a regularly scheduled meeting of the Board held November 13-14, 2019, at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, John Hass, the Company’s Chief Executive Officer and Chairman of the Board, reviewed the Company’s potential growth opportunities and challenges, and the Board, in consultation with members of the Company’s management team, discussed whether to pursue potential strategic alternatives for the Company.

In late 2019, representatives of Party A, a private equity firm with strategic assets, contacted Mr. Hass. On December 11, 2019, Mr. Hass met with representatives of Party A to discuss general updates in the industry. During the course of the meeting, representatives of Party A noted their potential interest in a transaction with the Company if the Company were to consider strategic alternatives.

In early January 2020, representatives of Party B, a private equity firm with strategic assets, contacted Mr. Hass. On January 7, 2020, Mr. Hass met with a representative of Party B to discuss general updates in the industry. During the course of the meeting, the representative of Party B noted their potential interest in a transaction with the Company if the Company were to consider strategic alternatives.

On January 10, 2020, at a special meeting of the Board, the Board reviewed pursuing potential strategic alternatives for the Company in consultation with members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells. Representatives of Goldman Sachs reviewed its preliminary and illustrative valuation framework for the Company, discussed potential strategic alternatives, including a sale of the whole Company to one or more parties (a “Whole Company Transaction”) and a sale of the Language business (a “Language Business Transaction”), and the respective potential purchasers for each alternative should the Company decide to pursue a transaction. Goldman Sachs and Mr. Hass also summarized Mr. Hass’ recent interactions with potential purchasers. At this meeting, the Company’s management team presented to the Board the January 2020 Projections (as defined below), and discussed with the Board the manner in which the financial projections were prepared and the material assumptions underlying the financial projections. The Board reviewed and approved the January 2020 Projections presented by management. Prior to this meeting, it was agreed that Ms. Woolley-Wilson would recuse herself from any discussions and deliberations by the Board as part of any strategic alternatives process due to her position as Chair, President and Chief Executive Officer of DreamBox Learning, which had been identified along with its majority stakeholder, TPG, as a potential bidder should the Company decide to pursue a potential business combination transaction. Beginning with this meeting, Ms. Woolley-Wilson recused herself from all meetings, or the portions of any such meetings, of the Board at which discussions, deliberations or decisions concerning the strategic alternatives process occurred, including the meeting of the Board on August 29, 2020, during which the Board approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and the subsequent meeting of the Board on September 3, 2020, to consider a competing proposal from Party C.

On January 18, 2020, at a special meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs reviewed the Company’s strategic positioning and strategic alternatives, outlined a framework, process and timeline for evaluating potential strategic alternatives and discussed potential purchasers for the Company, including whether those potential purchasers may be interested in a Whole Company Transaction or a Language Business Transaction. Also at this meeting, representatives of Hogan Lovells provided the Board with a legal briefing regarding the Board members’ fiduciary duties in the context of the strategic alternatives process. Following the presentations of Goldman Sachs and Hogan Lovells, the Board authorized Company management and Goldman Sachs to explore both a Whole Company Transaction and a Language Business Transaction that could maximize value for the Company’s stockholders and, in connection therewith, to contact the potential purchasers identified with the goal of obtaining preliminary indications of interest from those parties.

Over the next several weeks and through early February, representatives of Goldman Sachs contacted nineteen potential purchasers perceived to be interested in a Whole Company Transaction and twenty-one potential purchasers perceived to be well-suited to a Language Business Transaction. Thirteen of the potential purchasers perceived to be interested in a Whole Company Transaction entered into confidentiality agreements with the Company, and twelve of these parties attended management presentations given by the Company. Nine of the potential purchasers perceived to be well-suited to a Language Business Transaction entered into confidentiality agreements with the Company and were provided access to a tailored Language confidential information memorandum. Except as described below, none of these parties chose to advance these discussions beyond a preliminary stage.

On January 31, 2020, Mr. Hass and representatives of Goldman Sachs updated the Board regarding the status of outreach to potential purchasers with respect to a Whole Company Transaction and with respect to a Language Business Transaction and the solicitation of initial proposals from such potential purchasers. Representatives of Goldman Sachs also reviewed the management team’s preparation for management presentations and outlined next steps in the strategic alternatives process. Members of the Company’s management team and representatives of Hogan Lovells were also present for the update.

On February 5, 2020, the Company’s management team presented to the Board the February 2020 Update (as defined below), which further refined the January 2020 Projections. The Board authorized Company management and Goldman Sachs to distribute the February 2020 Update to potential purchasers in connection with the strategic alternatives process.

During February and early March 2020, representatives of Goldman Sachs and management of the Company met, telephonically and in person, with representatives of the thirteen potential purchasers perceived to be interested in a Whole Company Transaction that executed confidentiality agreements, including with representatives of Party B on February 5, 2020, Party A on February 10, 2020, and Parent, a private equity firm with strategic assets, on February 21, 2020. During each set of management meetings, the Company provided each potential purchaser with a management presentation and discussed the potential process and timeline for executing a Whole Company Transaction.

Between February 10 and February 12, 2020, members of the Company’s management team and representatives of Goldman Sachs provided the February 2020 Update and certain limited diligence materials to each of the potential purchasers engaged in the strategic alternatives process.

Over the next several weeks, members of the Company’s management team and representatives of Goldman Sachs met telephonically and in person with representatives of eleven of the potential purchasers that executed confidentiality agreements, including with representatives of Party A, Party B, Party G and Parent on the weeks of February 17, 2020, February 24, 2020, and March 2, 2020, to discuss financial models and certain diligence materials.

On February 19, 2020, Goldman Sachs received an inquiry from a new financial sponsor (Party D) that entered into a confidentiality agreement with the Company on February 26, 2020. Subsequently, members of the Company’s management team and representatives of Goldman Sachs met with representatives of Party D. On March 3, 2020, the Company provided Party D with a management presentation and discussed the potential process and timeline for executing a Whole Company Transaction.

On February 19-20, 2020, at a regular meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs were present, representatives of Goldman Sachs updated the Board on the strategic alternatives process, including the status of management presentations, financial due diligence, outreach and discussions with potential purchasers and the preliminary timeline for executing a potential strategic alternative transaction.

On February 24, 2020, Goldman Sachs sent bid instruction letters to active potential purchasers requesting such parties to submit preliminary, non-binding written indications of interest by March 5, 2020. In the letter describing the first round of the sales process, potential buyers were instructed that their indications should clearly state if their indication of interest contemplated a Whole Company Transaction or a Language Business Transaction.

On February 25, 2020, the Company received an inquiry from a strategic counterparty potentially interested in the Language Business (Party E). Party E already had a confidentiality agreement with the Company as a result of prior discussions regarding an unrelated, potential transaction, which discussions did not progress beyond initial discussions because they were terminated by Party E.

On March 5, 2020, the Company received initial indications of interest from four potential purchasers interested in a Whole Company Transaction, including Party B and Party A, and from three potential purchasers interested in an acquisition of the Literacy and K-12 Language businesses (the “K-12 Business”), including Parent. The Whole Company Transaction indications ranged from $18.00 per Share to $22.50 per Share for our Common Stock. The K-12 Business indications ranged from $300 million to $350 million.

On March 7, 2020, the Company received an additional initial indication of interest from Party G for a Whole Company Transaction at a value of $17.50 per Share of Common Stock.

On March 9, 2020, at a special meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Hogan Lovells reviewed the Board members’ fiduciary duties in the context of the strategic alternatives process. Representatives of Goldman Sachs provided an update on the strategic alternatives process and the status of outreach to various potential purchasers. Representatives of Goldman Sachs reviewed the initial indications of interest received for a Whole Company Transaction and a K-12 Business transaction, including the price, if any, offered by each potential purchaser and an illustrative analysis of per Share price based on various valuations for the Literacy and Language businesses. Representatives of Goldman Sachs discussed recent market volatility and the potential economic impact of the global health emergency caused by the COVID-19 virus and how the market volatility could impact the strategic alternatives process and interest from potential purchasers. The Board agreed that members of management and Goldman Sachs should continue the strategic alternatives process with six of the potential purchasers who submitted indications of interest while monitoring current economic and market conditions.

Between March 10 and March 22, 2020, representatives of Goldman Sachs had limited communications with potential purchasers in light of increased market challenges related to the COVID-19 pandemic (the “pandemic”) including the imposition of travel bans, quarantines, workforce and workplace restrictions and other measures which also resulted in significant market volatility and dramatic decreases in stock prices, including the stock price of the Company.

On March 23, 2020, the Board, in consultation with members of the Company’s management team and representatives of Goldman Sachs, determined to pause the strategic alternatives process in light of the Company’s need to focus on employees and customers during the pandemic. The six potential purchasers that had been told that they would advance to the next stage of the process were made aware of the decision to pause the process on March 23, 2020 and March 24, 2020.

On May 13-14, 2020, at a regular meeting of the Board at which members of the Company’s management team, representatives of Goldman Sachs and a representative of Hogan Lovells were present, representatives of Goldman Sachs provided an overview of general market conditions in light of the pandemic. Members of management reviewed the impact of the pandemic across the Company, management’s response to the pandemic and challenges and opportunities for the Company in 2020. Representatives of Goldman Sachs provided an update on the projected impact of the pandemic and economic downturn on the education technology and K-12 sectors, M&A activity and financing markets. Representatives of Goldman Sachs also reviewed factors for the Board to evaluate when considering whether to resume the strategic alternatives process, and the Board discussed whether to resume the strategic alternatives process. Members of management recommended that the strategic alternatives process remain on hold, but agreed that the Board should continue discussions on the potential resumption of the process.

On May 21, 2020, the Company received a letter from Voss Capital, LLC (“Voss Capital”), which beneficially owned 5.9% of the Company’s outstanding Shares, recommending, among other things, that the Board explore strategic alternatives, including a sale of the Company.

On May 29, 2020, at a special meeting of the Board (including Ms. Woolley-Wilson) at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, the Board discussed the May 21, 2020 letter from Voss Capital.

On June 5, 2020, at a special meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs reviewed factors for the Board to evaluate when considering whether to resume the strategic alternatives process. A discussion ensued regarding the possible timing of any such resumption.

On June 8, 2020, directors Laurence Franklin and Steven Yankovich and the Company’s General Counsel and Secretary, Sean Klein, held a telephonic meeting with representatives of Voss Capital to discuss the letter the Company received from Voss Capital on May 21, 2020. During this meeting, representatives of Voss Capital reiterated, among other things, their recommendation that the Board explore a sale of the Company. The Company’s representatives did not comment on the paused strategic alternatives process during the meeting.

On June 19, 2020, at a special meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, Messrs. Hass, Yankovich and Franklin provided an update on the recent telephonic meeting with representatives of Voss Capital. Tom Pierno, the Company’s Chief Financial Officer, reviewed a summary financial update based on second quarter trends and activity to date to update the financial projections for fiscal years 2020 through 2024 included in the January 2020 Projections. Representatives of Goldman Sachs reviewed the Company’s stock performance, operational and valuation benchmarking of key peers and an updated preliminary and illustrative valuation framework for the Company. Representatives of Goldman Sachs then reviewed the strategic alternatives process that was paused in March 2020, including the outreach to potential purchasers in early 2020 and the initial indications of interest received in early March 2020. Representatives of Goldman Sachs also discussed potential purchasers and bidder outreach considerations should the Board decide to resume the strategic alternatives process. A discussion ensued and the Board approved the resumption of the strategic alternatives process and authorized Company management and Goldman Sachs to distribute the June 2020 Update (as defined below) to potential purchasers.

During the week of June 22, 2020, the Company and representatives of Goldman Sachs continued to prepare to engage with potential purchasers in the process.

On June 29, 2020, acting at the direction of the Board, representatives of Goldman Sachs began contacting the representatives of selected potential purchasers engaged in the strategic alternatives process prior to the Company’s determination to pause the process to reconfirm their interest. These discussions were with representatives of six potential purchasers interested in a Whole Company Transaction or K-12 Business transaction and two potential purchasers interested in a Language Business Transaction. Thereafter, on July 6, 2020, these eight potential purchasers were provided with access to a confidential electronic data room (the “Data Room”) with more detailed due diligence information.

Over the following weeks, representatives of Goldman Sachs also contacted or engaged with nine new potential purchasers perceived to be interested in a Whole Company Transaction, seven of which entered into confidentiality agreements with the Company (including Party F), and six new potential purchasers perceived to be interested in a Language Business Transaction, five of which entered into confidentiality agreements with the Company.

Between June 30 and July 6, 2020, representatives of Goldman Sachs and management of the Company met telephonically with representatives of five potential purchasers interested in a Whole Company Transaction or Language Business Transaction, including with representatives of Parent and Party A on July 1, 2020 and Party B on July 6, 2020, and with representatives of two potential purchasers interested in a Language Business Transaction, including with representatives of Party E on July 2, 2020. During each set of meetings, the Company provided each potential purchaser with a management update presentation and discussed the potential process and timeline for executing a transaction with the Company.

Throughout July 2020, the potential purchasers reviewed due diligence materials and conducted over sixty-five due diligence calls with management.

Beginning on July 9, 2020, Goldman Sachs sent bid instruction letters to active potential purchasers requesting such parties to submit updated, non-binding written proposals by July 30, 2020.

On July 10, 2020, the Company received a preliminary indication of interest from Party E for a Language Business Transaction based on limited diligence of $50 million - $70 million.

On July 16, 2020, representatives of Party B contacted Goldman Sachs and requested to bring in another company to further help them evaluate a Whole Company Transaction, and the Company consented to such request.

On July 17, 2020, a media report was published speculating on the possibility that the Company was exploring a sale process for all or part of the Company and working with a financial advisor to gauge interest from potential private equity and strategic buyers. The stock price closed at $20.02 per Share on July 17, 2020, an approximately 25% increase over the closing price on July 16, 2020.

On July 17, 2020, at a special meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs updated the Board on the status of the strategic alternatives process, including steps taken to resume the process, the status of outreach to potential purchasers, the status of management meetings with the potential purchasers engaged in the process and the due diligence process conducted to date with such parties. The Board also authorized Company management and Goldman Sachs to distribute to potential purchasers engaged in the strategic alternatives process the July 2020 Update (as defined below), which reflected unaudited results from the second quarter of fiscal year 2020, including stronger than expected growth in consolidated bookings for the Company’s solutions and improved operational performance in the Literacy and Language businesses. Also at the meeting, representatives of Hogan Lovells and Mr. Klein reviewed with the Board a draft merger agreement prepared by Hogan Lovells, including a summary of the material terms thereof. Following discussion among the Board, its financial and legal advisors and members of the Company’s management team, the Board authorized the distribution of the draft merger agreement to potential purchasers in the process. On July 20, 2020, the draft merger agreement was provided to potential purchasers in the process via the Data Room.

Beginning on July 20, 2020, ten potential purchasers were provided with a report prepared by Deloitte, the Company’s auditor, covering detail relating to the allocation of corporate G&A expenses across the Literacy and Language businesses. Potential purchasers were also given the opportunity to meet via teleconference with the Deloitte team who prepared the report as part of their due diligence.

On July 21, 2020, Voss Capital publicly released a letter to the Company recommending that the Board explore strategic alternatives, including a sale of all or part of the Company.

On July 28, Party H, a private equity firm with strategic assets, informed the Company and Goldman Sachs that it had formally withdrawn from the strategic alternatives process, and would not be submitting a non-binding proposal at or before the deadline on July 30, 2020. Party H had previously submitted a non-binding initial indication of interest for a Whole Company Transaction on March 5, 2020.

On July 29, 2020, Goldman Sachs received an inquiry from a new strategic buyer, Party C, and entered into a confidentiality agreement with the Company on that same day.

On July 30-31, 2020, the Company received non-binding proposals from three potential purchasers interested in a Whole Company Transaction, including Party A at $20.50 per Share, Party B at $21.00 per Share, and Party F at $25.00 per Share, which proposal from Party F was subsequently withdrawn. The Company also received non-binding proposals from Parent and Party B to acquire the K-12 Business in deals valued at $400 million and $375 million, respectively. The Party A proposal included a full mark-up of the merger agreement, a willingness to execute a definitive agreement immediately and a draft exclusivity agreement requesting exclusivity until 11:59 p.m. Eastern Time on August 5, 2020. Though the Company did not receive a proposal from Party D, representatives of Party D expressed a continued interest in a potential transaction with the Company.

On July 31, 2020, at a special meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Hogan Lovells reviewed the Board members’ fiduciary duties in the context of the strategic alternatives process, including with respect to a Whole Company Transaction. Representatives of Goldman Sachs updated the Board on the status of the strategic alternatives process, including the status of outreach to potential purchasers with respect to a Whole Company Transaction and with respect to a Language Business Transaction, including those that had submitted initial indications of interest in early March 2020. Representatives of Goldman Sachs also reviewed the status of management meetings with the potential purchasers engaged in the strategic alternatives process and the due diligence process conducted to date and summarized feedback from potential purchasers that declined to submit a proposal. Representatives of Goldman Sachs then reviewed in detail the proposals received for a Whole Company Transaction as well as proposals received for a Language Business Transaction and presented their financial analysis in respect of these proposals. Goldman Sachs also reviewed recent market volatility related to media leaks about the strategic alternatives process and the impact on market sentiment. Discussion ensued regarding the potential purchasers, including their fit with the Company’s business. Representatives of Goldman Sachs then outlined next steps in the strategic alternatives process should the Board decide to continue discussions with the interested potential purchasers. The Board of Directors directed Goldman Sachs to continue the process with the active potential purchasers.

Following the July 31, 2020 Board meeting, Goldman Sachs contacted each of Parent, Party A, Party B, Party D, and Party F to inform them that the Board had authorized the Company to continue the sale process with them, including by providing them with final due diligence information, with a view to the potential purchasers providing final bids in the following weeks.

Active potential purchasers were provided continued access to the Data Room to conduct further confirmatory due diligence through the last week of August 2020. In addition, detailed management calls and diligence sessions were held with such potential purchasers and their respective advisors.

On August 3, 2020, given that Parent’s interest to date had been in the K-12 Business only, Goldman Sachs provided the Parent with the opportunity to pair with Party D who was interested in a Language Business Transaction, as a way to compete with Whole Company Transaction parties.

On August 5, 2020, representatives of Party B contacted Goldman Sachs and requested to bring in one of their portfolio companies to further help them evaluate a Whole Company Transaction, and the Company consented to such request.

On August 6, 2020, the Company received a preliminary indication of interest from Party C valued at between $245 million and $285 million for a transaction of the Consumer and E&E businesses, based on limited diligence.

On August 7, 2020, Parent indicated to representatives of Goldman Sachs that they were declining a partnership with Party D and had decided to pursue a Whole Company Transaction.

On August 11, 2020, Goldman Sachs sent bid instruction letters to active potential purchasers requesting submission of final definitive written proposals by August 27, 2020.

On August 11, 2020, Parent’s legal advisors, Schulte Roth & Zabel, provided a revised draft merger agreement to Hogan Lovells.

On August 17, 2020, Hogan Lovells provided a revised draft of the merger agreement to Party A’s legal advisors.

On August 19-20, 2020, at a regular meeting of the Board at which members of the Company’s management team were present, Mr. Pierno reviewed a summary financial update based on third quarter trends and activity to date to update the financial projections for fiscal years 2020 and 2021included in the January 2020 Projections. The Board authorized Company management and Goldman Sachs to distribute the August 2020 Projections (as defined below) to potential purchasers.

On August 20, 2020, Hogan Lovells provided a revised draft of the merger agreement to Schulte Roth & Zabel.

On August 24, 2020, Schulte Roth & Zabel provided a revised draft of the merger agreement to Hogan Lovells.

On August 26, 2020, representatives of Goldman Sachs received notice from Party F that it would no longer be pursuing a transaction and that it withdrew all previously submitted offers.

On August 27, 2020, the Company received updated proposals for a Whole Company Transaction from Party A at $26.75 per Share and Parent at $26.50 per Share. Though Party B continued to perform diligence and analysis, the Company did not receive a final proposal from Party B.

On August 28, 2020, at a special meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs reviewed the updated proposal from Party A and Parent and presented their financial analysis in respect of the updated proposals. Representatives of Hogan Lovells then reviewed the terms of the revised merger agreement drafts submitted by Party A and Parent and discussed that the terms of the revised merger agreement drafts were largely consistent and undifferentiated. In consultation with its financial and legal advisors, the Board authorized Goldman Sachs to explore whether each party could increase its offer.

Later on August 28, 2020, representatives of Goldman Sachs contacted representatives of Party A and Parent to explore whether such parties could increase their respective offer and submit a best and final proposal by 12:00 p.m. Eastern Time on August 29, 2020. Party A and Parent were told that they were one of two final parties remaining in the process and that their offers were at that time undifferentiated versus one another in terms of both price and terms.

On August 29, 2020, the Company received final proposals for a Whole Company Transaction from Party A at $28.05 per Share and Parent at $30.00 per Share.

On August 29, 2020, the Board held a special meeting at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present. Representatives of Goldman Sachs and Hogan Lovells reviewed the terms of the final proposals from Party A and Parent, and the Board authorized Company management to enter into an exclusivity agreement with Parent to allow Hogan Lovells and Schulte Roth & Zabel to continue negotiating terms of the Merger Agreement.

Also at the meeting, Mr. Pierno reviewed the August 2020 10-year Projections (as defined below). The Board authorized Company management and Goldman Sachs to distribute a subset of the August 2020 10-year Projections to Parent. Goldman Sachs used and relied on the August 2020 10-year Projections in connection with its financial analyses and opinion to the Board with respect to the Offer Price of $30.00 in cash per Share described elsewhere in this document. Representatives of Hogan Lovells also reviewed with the Board the terms of the Merger Agreement. The Board agreed to reconvene later that day after Hogan Lovells and Schulte Roth & Zabel finalized the Merger Agreement and the related documents.

Subsequently, the Company and Parent entered into an exclusivity agreement for a period of twenty-four hours, and Hogan Lovells and Schulte Roth & Zabel continued negotiating terms of the Merger Agreement.

Later on August 29, 2020, the Board reconvened and members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present. Representatives of Hogan Lovells provided the Board with a final Merger Agreement and reviewed any changes from the earlier summary of the Merger Agreement previously discussed with the Board. Goldman Sachs then updated the Board on the various discussions that the Company engaged in with potential purchasers to date regarding potential strategic alternatives, including a Whole Company Transaction and a Language Business Transaction, and reviewed with the Board Goldman Sachs’ financial analysis of the Offer Price, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 29, 2020, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following such presentations, the Board unanimously (with Ms. Woolley-Wilson having recused herself): (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL. Later on August 29, 2020, the Company, Parent and Acquisition Sub executed the Merger Agreement.

On August 30, 2020, the Company received an updated proposal from Party C for a transaction of the Consumer and E&E businesses for $250 million and a commitment to purchase $150 million of Shares at $40.00 per Share two years from the date of the proposed transaction, proposing a three week timeline to potential signing and subject to further due diligence.

On August 31, 2020, prior to the opening of the markets, the Company and Parent issued a joint press release announcing the parties’ entry into the Merger Agreement. On August 31, 2020, in accordance with the terms of the merger agreement, the Company provided the Parent with notice of Party C’s updated proposal.

On September 3, 2020, at a special meeting of the Board at which members of the Company’s management team and representatives of Goldman Sachs and Hogan Lovells were present, representatives of Goldman Sachs reviewed the updated proposal from Party C and presented their financial analysis in respect of the updated proposal. In consultation with its financial and legal advisors, the Board determined that Party C’s updated proposal did not constitute a Superior Proposal (as defined in the Merger Agreement). The Company subsequently notified Parent of that determination by the Company Board.

On September 15, 2020, Parent and Acquisition Sub commenced the Offer.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer and the Merger and consulted with the Company’s management and financial and legal advisors. The Board took into account numerous reasons, including the reasons listed below. The Board, at a meeting described above on August 29, 2020 unanimously (with Ms. Woolley-Wilson recusing herself): (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

In connection with its determinations, the Board evaluated a number of reasons, each of which the Board believed supported its unanimous determination:

•

Fair Value. The Board’s belief that the all-cash Offer Price of $30.00 per share represents fair value for the Shares, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger, compared to the risks and uncertainty associated with the Company remaining independent and pursuing its current business and financial plans;

•

Opinion of the Company’s Financial Advisor. The Board considered the oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion, dated August 29, 2020, that as of the date of such written opinion, and based upon and subject to the factors and assumptions set forth in its written opinion, the $30.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described in “—Opinion of the Company’s Financial Advisor” below and in Annex A;

•

Offer Price. The relationship of the Offer Price of $30.00 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represented a premium of approximately 87.5% to the unaffected closing price on July 16, 2020, the last trading day before a media report was published speculating about a potential sale process and an implied premium of approximately 9.8% to the average closing price per Share for the one month prior to and including August 28, 2020;

•

Business and Financial Condition and Prospects. The Board’s knowledge, familiarity and understanding of the business, operations, financial condition, earnings and prospects of the Company if the Company were to remain independent, and the risks associated therewith, including, but not limited to:

•	the Company’s ability to continue to grow its revenues and sales of its language and literacy education solutions;

•	the Company’s ability to scale its literacy and language businesses to meet growing customer demand and maximize long-term value;

•	the competitive nature of the Company’s industry and target markets;

•	the Company’s financial resources relative to its competitors; and

•

general uncertainty surrounding forecasted economic conditions, both in the near-term and the long-term, including the economic headwinds caused by the COVID-19 pandemic and its potential negative impact on K-12, corporate and consumer budgets;

•

Other Strategic Alternatives. The Board’s belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis, the possibility of growing its business through significant acquisitions and the possibility of pursuing a transformational business combination), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•

Delaware Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL should they so choose;

•

Board Process. The sale process conducted by the Board, with the assistance of Goldman Sachs, including the fact that the sale process, during which representatives of the Company contacted or were contacted by more than fifty-eight potential counterparties, entered into non-disclosure agreements with thirty-seven potential counterparties, engaged in due diligence with and provided management presentations to thirty-four potential counterparties and received indications of interest from nine parties, which process did not result in any final proposals to acquire the Company at a price that the Board believed was higher than the Offer Price;

•

Arms’ Length Negotiations. The course of negotiations with Parent, including the fact that the Offer Price and the other terms of the Merger Agreement resulted from negotiations between management of the Company and the Company’s legal and financial advisors (with input and guidance from the Board), on the one hand, and Parent and its legal advisors, on the other hand, and the Board’s belief that the Offer Price represented the highest per share consideration that could be negotiated;

•

Business Reputation of Cambium. The business reputation, management and financial resources of Parent, including (i) the debt financing commitment that Parent obtained from Royal Bank of Canada to provide funding for the Offer and the Merger (the debt financing contemplated by such financing commitment, the “Debt Financing”) and (ii) the equity financing commitment that Parent obtained from Veritas to provide funding for the Offer and the Merger (the equity financing contemplated by such financing commitment, the “Equity Financing”);

•

Tender Offer. The fact that the transaction is structured as a two-step acquisition of the Company, consisting of a tender offer followed by a second-step merger, and the fact that under the DGCL, the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of the Company’s stockholders;

•	Terms of the Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including:

•

the fact that, if so requested by the Company, Acquisition Sub is required to extend the Offer on one or more occasions until the end date under the Merger Agreement if, at the scheduled expiration time of the Offer, any of the Offer conditions are not satisfied or waived in order to permit the satisfaction of all Offer conditions;

•

the limited and otherwise customary conditions to the Transactions, including the commitments made by Parent and Acquisition Sub to obtain all required regulatory approvals for the Transactions, and the representations, warranties and covenants by Parent and Acquisition Sub related to obtaining the Debt Financing and the Equity Financing, which were substantial assurances that the Transactions would ultimately be consummated on a timely basis;

•	the financial condition and business reputation of Parent and the experience and reputation of Parent’s affiliate, Veritas;

•

the ability of the Company to specifically enforce Parent’s and Acquisition Sub’s obligations under the Merger Agreement, including (subject to certain conditions further described in the Merger Agreement) their obligations to consummate the Offer and the Merger;

•

the absence of a financing condition and the fact that the Merger Agreement provides that, if the Transactions are not consummated due to a failure of the Debt Financing sources to fund the Debt Financing, Parent will pay the Company a reverse termination fee of approximately $55.4 million (the “Reverse Termination Fee”), plus interest, if applicable, without the Company having to establish any damages;

•

the fact that Veritas has entered into a limited guarantee guaranteeing the payment obligations of Parent and Acquisition Sub under the Merger Agreement, subject to a cap equal to approximately $56.4 million;

•

the fact that the end date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

•

the fact that the Merger Agreement allows the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Acceptance Time, and that the Board has the right, after complying with the terms of the Merger Agreement, to change its recommendation to the Company’s stockholders and terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal in certain instances, upon payment of a termination fee of approximately $15.8 million;

•

the fact that the Merger Agreement allows the Company, under certain circumstances and after complying with the terms of the Merger Agreement, to change its recommendation to the Company’s stockholders in connection with a material change in the Company’s circumstances that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Board as of the date of the Merger Agreement (subject to the payment by the Company of a termination fee of approximately $15.8 million if the Merger Agreement is terminated by Parent in connection with such change of recommendation); and

•

Likelihood of Completion. The Board’s belief of the reasonable likelihood that the Offer and the Merger will be completed based on, among other things: (i) the conditions to the Offer and the Merger; and (ii) the fact that the completion of the Offer and the Merger are not subject to any financing condition.

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including, but not limited to, the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Company’s stockholders the opportunity to realize a premium over the prices at which the Shares were trading prior to July 16, 2020, the last trading day before a media report was published speculating about a potential sale process, the Company’s stockholders will cease to participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, including potential growth in sales of its literacy and language solutions;

•

No-Shop Restrictions. The fact that the Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties;

•

Termination Fee. The fact that the Merger Agreement provides for a termination fee of approximately $15.8 million that would become payable by the Company under certain circumstances, including if Parent terminates the Merger Agreement because the Board changes its recommendation or if the Company terminates the Merger Agreement to accept a superior proposal. The Board recognized that the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. However, the Board was of the view, after discussion with its legal and financial advisors, that the amount of the termination fee and the provisions of the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable and would not prevent the Board from exercising its fiduciary duties in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders, and would not likely deter competing bids;

•

Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control;

•

Debt Financing. The risk that the Transactions will not occur if the Debt Financing is not obtained, as Parent and Acquisition Sub do not on their own possess sufficient funds to consummate the Transactions, and that the Company’s ability to seek specific performance to cause the closing to occur is limited to circumstances further described in the Merger Agreement and that under certain circumstances (including if the Company terminates the Merger Agreement because the Debt Financing is not funded, subject to certain other conditions), the Company’s remedy is limited to the receipt of the $55.4 million Reverse Termination Fee;

•

Time and Expense Commitment. The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Offer does not close, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

•

Taxable Consideration. The fact that gains from the consideration to be received by the Company’s stockholders in the Offer and the Merger generally will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

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Business Disruption Resulting from the Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger, the resulting distraction of the attention of the Company’s management and the effect on the Company’s relationships with customers, vendors, retail partners, consultants, licensors and other third parties that do business with the Company;

•

Interim Restrictions on Business Pending the Completion of the Offer. The operational restrictions imposed on the conduct of the Company’s business prior to the completion of the Offer pursuant to the Merger Agreement, which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•

Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger;

•

Risks Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, and the potential disruptive effect on business and customer relationships; and

•

Potential Conflicts. The fact that certain of the Company’s officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders.

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement, the Offer and the Merger.

The foregoing discussion of the reasons considered by the Board is not meant to be exhaustive, but includes the material factors, information and analyses considered by the Board in reaching its recommendation. The directors evaluated the various reasons listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of reasons that the Board considered, the Board did not find it practicable to quantify, rank or otherwise assign relative weights to the foregoing reasons. Moreover, the Board’s determinations and recommendations were based upon the totality of the information considered. In addition, the directors may have given different weight to different reasons.

Recommendation of the Board

In light of the reasons described above, the Board has unanimously (with Ms. Woolley-Wilson recusing herself): (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of August 29, 2020 and based upon and subject to the factors and assumptions set forth therein, the $30.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August 29, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. The summary of Goldman Sachs’ opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the proposed transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for each of the five fiscal years ended December 31, 2019;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•

certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company which are provided herein under “—Certain Company Forecasts” (referred to as the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the technology industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any adverse effect on the expected benefits of the proposed transaction in any way meaningful to its analysis. Goldman Sachs has assumed that the proposed transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition, the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the proposed transaction, or the relative merits of the proposed transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $30.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the proposed transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the proposed transaction, including the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the proposed transaction, whether relative to the $30.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or Veritas, or as to the impact of the proposed transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 28, 2020, the last completed trading day prior to announcement of the proposed transaction, and is not necessarily indicative of current market conditions.

Implied Premia and Multiples Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the period between July 17, 2019 and August 28, 2020. In addition, Goldman Sachs analyzed the consideration to be paid to the holders of the Shares (other than Parent and its affiliates) pursuant to the Merger Agreement relative to (i) the closing price per Share as of July 16, 2020, the last completed trading day before a media report was published speculating the possibility that the Company was exploring a sale process, (ii) the highest closing price per Share for the 52-week period ended July 16, 2020, (iii) the closing price per Share as of August 28, 2020, (iv) the volume weighted average price (referred to as “VWAP”) per Share for the one-month period ended August 28, 2020, (v) the VWAP per Share for the three-month period ended August 28, 2020, (vi) the VWAP per Share for the six-month period ended August 28, 2020, (vii) the VWAP per Share for the one-year period ended August 28, 2020, (viii) the highest closing price per Share for the 52-week period ended August 28, 2020 and (ix) the lowest closing price per Share for the 52-week period ended August 28, 2020.

This analysis indicated that the price per Share to be paid to the holders of Shares pursuant to the Merger Agreement represented:

•

a premium of 87.5% based on the closing price per Share of $16.00 as of July 16, 2020, the last completed trading day before a media report was published speculating the possibility that the Company was exploring a sale process;

•	a premium of 26.1% based on the highest closing price per Share of $23.79 for the 52-week period ended July 16, 2020;

•	a premium of 0.6% based on the closing price per Share of $29.83 as of August 28, 2020;

•	a premium of 9.8% based on the VWAP per Share of $27.32 for the one-month period ended August 28, 2020;

•	a premium of 23.9% based on the VWAP per Share of $24.22 for the three-month period ended August 28, 2020;

•	a premium of 38.9% based on the VWAP per Share of $21.60 for the six-month period ended August 28, 2020;

•	a premium of 48.4% based on the VWAP per Share of $20.22 for the one-year period ended August 28, 2020;

•	a premium of 0.6% based on the highest closing price per Share of $29.83 for the 52-week period ended August 28, 2020; and

•	a premium of 186.8% based on the lowest closing price per Share of $10.46 for the 52-week period ended August 28, 2020.

In addition, Goldman Sachs calculated the implied equity value of the Company by multiplying the $30.00 per Share price to be paid to holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement by the total number of fully diluted Shares as of August 21, 2020, as provided by the Company’s management. Goldman Sachs then calculated the implied enterprise value of the

Company by subtracting from the implied equity value the Company’s net cash as of June 30, 2020, as shown in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2020 (the “June 30 Form 10-Q”). Goldman Sachs then calculated the implied enterprise value of the Company as a multiple of the Company’s estimated revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fiscal years 2020 and 2021, as reflected in the August 2020 10-year Projections (as defined below under “ —Certain Company Forecasts”). The results of these calculations are as follows:

Implied Enterprise Value / Revenue
FY 2020E	3.8x
FY 2021E	3.3x
Implied Enterprise Value / EBITDA
FY 2020E	67.9x
FY 2021E	41.3x

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, which was designed to provide an indication of the present value of a theoretical future value of the Company’s equity as a function of the Company’s estimated future revenue and its assumed enterprise value to future revenue multiples. For this analysis, Goldman Sachs used the August 2020 10-year Projections for each of the fiscal years 2021 to 2023. Goldman Sachs first calculated the implied enterprise value of the Company as of December 31, for each of the fiscal years 2020 to 2022 by applying multiples of enterprise value to next twelve months’ revenue (“EV/NTM Revenue”) of 2.0x to 3.0x to estimates of the Company’s revenue for each of the fiscal years 2021 to 2023. These illustrative EV/NTM Revenue multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical EV/NTM Revenue multiples for the Company and for selected publicly traded companies engaged in the education technology industry as set forth below under “—Selected Publicly Traded Companies Analysis.”

Goldman Sachs added estimated net cash of the Company as of December 31 of each of the fiscal years 2020 to 2022 to the Company’s enterprise values to derive equity values of the Company as of December 31 of each of the fiscal years 2020 to 2022, and divided the resulting equity values by the Company’s projected fully diluted weighted average shares outstanding, as provided by the Company’s management, for each of the fiscal years 2020 to 2022. Goldman Sachs then discounted the resulting per share future equity values back to June 30, 2020 using an illustrative discount rate of 10.2%, reflecting an estimate of the Company’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including a beta of the Company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $19.04 to $27.72 per Share.

Selected Publicly Traded Companies Analysis. Using publicly available information, Goldman Sachs reviewed and compared EV/NTM Revenue multiples for the Company and the following selected group of publicly traded companies engaged in the education technology industry, which are referred to in this section as the “selected companies”:

•	Learning Technologies

•	3P Learning

•	Arco Platform

•	Pluralsight

•	2U

•	Chegg

•	51 Talk

•	LAIX

•	K12

•	Instructure (sold on March 24, 2020)

Goldman Sachs calculated the average of the EV/NTM Revenue multiples for each of the Company and the selected companies over periods of one month, three months, six months, one year and two years prior to August 28, 2020, the results of which are as follows:

Average EV/NTM Revenue Periods Prior to August 28, 2020
	One Month	Three Months	Six Months	One Year	Two Years
Company	3.2x	2.5x	2.1x	2.0x	2.1x

Selected Companies	3.5x	3.4x	3.0x	3.3x	3.8x

Although none of the selected companies are directly comparable to the Company, Goldman Sachs selected these companies because they are publicly traded companies that operate in the education technology industry with certain operations that for purposes of analysis may be considered similar to certain operations of the Company.

Illustrative Discounted Cash Flow Analysis. Using the August 2020 10-year Projections, Goldman Sachs performed an illustrative discounted cash flow analysis of the Company. Using mid-year convention and discount rates ranging from 10.0% to 12.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2020 (i) estimates of unlevered free cash flow of the Company for the period from June 30, 2020 to December 31, 2029, as reflected in the August 2020 10-year Projections and (ii) a range of illustrative terminal values of the Company, which were calculated by applying perpetuity growth rates ranging from 1.75% to 2.75% to a terminal year estimate of the unlevered free cash flow to be generated by the Company, as reflected in the August 2020 10-year Projections. Goldman Sachs derived such discount rates by application of CAPM, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta of the Company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the August 2020 10-year Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative present values of future cash flows of the Company by adding the ranges of present values it derived as described above. Goldman Sachs then added to the ranges of illustrative enterprise values it derived of the Company the net cash of the Company as of June 30, 2020 as shown in the Company’s June 30 Form 10-Q and the value of the Company’s net operating loss tax attributes (“NOLs”), based on the Company’s NOL balance as of June 30, 2020 as shown in the Company’s June 30 Form 10-Q, to derive ranges of illustrative equity values of the Company. Goldman Sachs then divided the ranges of illustrative equity values it derived by the number of fully diluted Shares outstanding as of August 21, 2020, as provided by the Company’s management, to derive a range of illustrative present values of $21.07 to $28.96 per Share.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to selected transactions in the education and education technology industries announced since January 2010 with an announced transaction enterprise value between $100 million and $2 billion.

For each of the selected transactions, Goldman Sachs calculated and compared EV/NTM Revenue multiples as of the date of announcement, based on publicly disclosed transaction information. While none of the companies that participated in the selected transactions is directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

Announcement Date	Target	Acquirer	EV/NTM Revenue
August 2020	3P Learning	IXL Learning	2.7	x
November 2019	Instructure	Thoma Bravo	6.3
October 2018	Cambium Learning	Veritas	4.5
August 2017	EAB	Vista Equity	5.4
March 2012	Archipelago	Plato	4.1
October 2011	Blackboard Inc.	Providence Equity Partners	3.1
August 2011	Renaissance Learning	Permira	3.2
March 2010	Plato Learning	Thoma Bravo	NA
February 2010	Skillsoft	Berkshire Partners	3.8

Based on the results of the foregoing calculations of implied EV/NTM Revenue multiples and utilizing Goldman Sachs’ professional judgment and experience, taking into account the respective financial profiles of the Company and the target companies in such transactions, Goldman Sachs applied an illustrative range of EV/NTM Revenue multiples of 2.7x to 3.9x (representing the low and median values of the selected transactions) to the Company’s estimated next twelve months’ revenue as of June 30, 2020, as provided by the Company’s management, to derive a range of implied enterprise values of the Company. Goldman Sachs then added to the ranges of illustrative enterprise values it derived of the Company the net cash of the Company as of June 30, 2020 as shown in the Company’s June 30 Form 10-Q. Goldman Sachs then divided the ranges of illustrative equity values it derived of the Company by the number of fully diluted Shares outstanding as of August 21, 2020, as provided by the Company’s management, to derive a range of illustrative present values of implied values of $23.71 to $34.20 per Share.

On August 31, 2020, Goldman Sachs informed the Company management that it determined that the range of implied values per Share for the Selected Precedent Transactions financial analysis (the “SPT Valuation Range”) as shown in Goldman Sachs’ presentation to the Board on August 29, 2020 did not correctly reflect the application of the EV/NTM Revenue (as defined below) multiples derived from such analysis, which were described in the comments adjacent to the SPT Valuation Range in the August 29 presentation. As a result, such presentation showed a range of implied values of $19.66 to $33.06 per Share instead of $23.71 to $34.20 per Share, which is referred to as the actual SPT Valuation Range. Goldman Sachs confirmed to the Company management that had Goldman Sachs issued its opinion on the basis of the actual SPT Valuation Range, there would have been no change to the conclusion set forth in such opinion.

Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for all-cash acquisition transactions announced from January 1, 2015 to August 28, 2020 involving a public company in the global technology industry as the target where the disclosed enterprise values for the transaction was $250 million or greater, excluding transactions with a negative acquisition premium. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 28% across the period. This analysis also indicated a 25th percentile premium of 17% and a 75th percentile premium of 45% across the period. Using this analysis and Goldman Sachs’ professional judgment and experience, Goldman Sachs applied a reference range of illustrative premiums of 17% to 45% to the undisturbed closing price per Share of $16.00 as of July 16, 2020, the last completed trading day before a media report was published speculating the possibility that the Company was exploring a sale process, and calculated a range of implied equity values of $18.78 to $23.17 per Share.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Parent or the proposed transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $30.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Veritas, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price of $30.00 in cash per Share was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board or that any specific amount of consideration constituted the only appropriate consideration for the proposed transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the proposed transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Veritas, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the proposed transaction. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the proposed transaction. In addition, Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company from time to time. During the two year period ended August 29, 2020, the Investment Banking Division of Goldman Sachs has not been engaged by the Company or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Veritas and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to Standard Aero Limited, a former portfolio company of Veritas, in its sale in April 2019. During the two year period ended August 29, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Veritas and/or its affiliates and portfolio companies of approximately $35 million. During the two-year period ended August 29, 2020, the Investment Banking Division of Goldman Sachs has not been engaged by the Parents or its affiliates, other than as described for Veritas above, to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent, Veritas and their respective affiliates and, as applicable, portfolio companies, for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Veritas and its affiliates from time to time and may have invested in limited partnership units of affiliates of Veritas from time to time and may do so in the future.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to a letter agreement dated March 14, 2019, and a subsequent letter dated July 13, 2020, the Company engaged Goldman Sachs to act as its financial advisor in connection with the proposed transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee that is, based on the information available as of the date of announcement, approximately $15.2 million, all of which is contingent upon consummation of the proposed transaction. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Company Forecasts

Given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, the Company does not as a matter of general practice publicly disclose detailed projections as to its anticipated financial position or results of operations, other than providing, from time to time, estimated ranges of certain expected financial results in its regular earnings press releases and other investor materials. While the Company prepares projections annually for internal budgeting and business planning purposes, such projections generally focus on the two to three immediately following fiscal years and are updated from time to time to reflect historical results, bookings and market developments and any changes to customer forecasts.

As part of its annual strategic planning, in January 2020, the Company prepared and adopted projections based on a set of assumptions that the Company’s management believed to be achievable at the time such projections were prepared and adopted for fiscal years 2020 through 2024, which are summarized below. In connection with the strategic alternatives process, the Company provided the following projections to the Board and to Goldman Sachs and representatives of Goldman Sachs distributed them (other than the January 2020 Projections) to potential purchasers, including Parent:

•

The January 2020 projections prepared and adopted for fiscal years 2020 through 2024, plus estimated projections for 2025 through 2029 (the “January 2020 Projections”). The January 2020 Projections reflected our preliminary 2020 Budget and Long Term Plan (“LTP”) for 2021 through 2024. These projections included Bookings and Bookings Based Adjusted EBITDA for the Literacy and Language businesses as well as consolidated projections including new initiatives and a management adjustment to 2023 and 2024 to adjust for the combined risk of the new initiatives included in the LTP. The Company’s management provided the January 2020 Projections to the Board and to Goldman Sachs.

•

Updated forecasts prepared in February 2020 for fiscal years 2020 through 2024 (the “February 2020 Update”) which reflected lower Literacy bookings and were used in financial information provided to potential purchasers beginning February 10, 2020. The Company’s management provided the February 2020 Update to the Board and to Goldman Sachs.

•

Updated forecasts prepared in June 2020 for fiscal years 2020 through 2024 which reflected second quarter trends and results to date and a revised outlook for the remainder of 2020. These developments included increased bookings expectations in the Company’s Literacy and Language businesses. The Company’s management provided these forecasts to the Board and to Goldman Sachs. Representatives of Goldman Sachs distributed the finalized forecasts prepared in June 2020 for fiscal years 2020 through 2024 (the “June 2020 Update”) to potential purchasers engaged in the strategic alternatives process on July 7, 2020.

•

Updated forecasts prepared in July 2020 for fiscal year 2020 (the “July 2020 Update”) which reflected unaudited results from the second quarter of fiscal year 2020, including stronger than expected growth in consolidated bookings for the Company’s solutions and improved operational performance in the Literacy and Language businesses. The Board authorized the Company’s management and Goldman Sachs to distribute the July 2020 Update, and representatives of Goldman Sachs distributed the July 2020 Update to potential purchasers engaged in the strategic alternatives process on July 24, 2020.

•

A subset of forecasts prepared in August 2020 for the fiscal years 2020 and 2021, which reflected the unaudited results through July 2020, as well as a revised outlook for the rest of 2020 and the expected impact of the revised outlook for 2020 on fiscal year 2021. These projections were provided to the Board and to Goldman Sachs. Representatives of Goldman Sachs distributed the finalized subset of forecasts prepared in August 2020 for the fiscal years 2020 and 2021 (the “August 2020 Projections”) to all potential purchasers engaged in the strategic alternatives process on August 20, 2020.

In addition, in August 2020, the Company’s management prepared certain updated unaudited prospective financial information regarding the Company’s operations for fiscal years 2020 through 2029 (the “August 2020 10-year Projections”, and together with the January 2020 Projections, the February 2020 Update, the June 2020 Update, the July 2020 Update and the August 2020 Projections, the “Forecasts”), which reflected the aforementioned August 2020 Projections, along with an estimate of how those incremental changes would flow through years 2022 forward based on modeled renewal rates and margins through the projection horizon, resulting in improved, but diminishing, impact through 2029. The Company’s management provided the August 2020 10-year Projections to the Board and to Goldman Sachs on August 29, 2020 (and representatives of Goldman Sachs provided a subset of the August 2020 10-year Projections to Parent). Goldman Sachs used and relied on the August 2020 10-year Projections in connection with its financial analyses and opinion to the Board with respect to the Offer Price of $30.00 in cash per Share described elsewhere in this document.

The below summary of the Forecasts is included for the purpose of providing stockholders access to certain non-public information that was made available to the Board and Goldman Sachs and, with respect to certain portions of the Forecasts, to certain parties, including Parent, in connection with the Transactions, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer.

The Forecasts were prepared assuming the Company’s continued operation as a going concern on a standalone basis and without the separate sale of any of the Company’s business units.

None of the Forecasts were intended for public disclosure. The summary of the Forecasts described in this section is included in this Schedule 14D-9 because they were accepted or approved by the Board for dissemination to potential purchasers for the Company (or certain of its business units) or, to Goldman Sachs for its reliance in its analysis and opinion to the Board with respect to the Offer Price.

The inclusion of the Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the Forecasts or the information contained therein is material.

The Forecasts are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles as applied in the U.S. (which we refer to as “GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the Forecasts or expressed any opinion or any other form of assurance on the Forecasts or their achievability. The Company’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the Forecasts.

In the view of the Company’s management, the Forecasts were prepared on a reasonable basis reflecting management’s best available estimates and judgments regarding the Company’s future financial performance at the time of their respective preparation. The Forecasts were each, at the time of presentation to the Board, intended to supersede and replace all prior Forecasts. The Forecasts are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to place undue reliance upon the Forecasts. Some or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the date the Forecasts were prepared. None of the Company, Parent, Acquisition Sub or any of their respective affiliates, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Forecasts or the ultimate performance of the Company relative to the Forecasts. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Forecasts if any or all of them have changed or change or otherwise have become, are or become inaccurate (even in the short term). These considerations should be taken into account if evaluating the Forecasts, each of which were prepared as of an earlier date.

The Forecasts do not necessarily reflect changes in general business or economic conditions since the time they were prepared, changes in the Company’s businesses or their prospects or any other transactions or events that have occurred or that may occur and that were not anticipated at the time the Forecasts were prepared, and the Forecasts are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.

Because the Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Forecasts also cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. The Forecasts constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, without limitation, the factors described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, as supplemented by the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, which were filed with the SEC on May 6, 2020 and August 6, 2020, respectively, and in the Company’s other public filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section entitled “Item 8. Additional Information to be Furnished—Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or any of its affiliates, advisors or other representatives or any other person to any Company shareholder or any other person regarding the actual performance of the Company compared to the results included in the Forecasts or otherwise.

The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. For a more detailed description of the information available, see the section entitled “Item 8. Additional Information to be Furnished—Annual and Quarterly Reports.” We have not updated and do not intend to update or otherwise revise the Forecasts to take into account any circumstances or events occurring after the date they were prepared, including the effect of the Transactions. Further, the Forecasts do not take into account the effect of any failure of the Transactions to be consummated and should not be viewed in any manner in that context.

The Forecasts reflect various estimates, assumptions and methodologies of the Company, all of which are difficult to predict and many of which are beyond the Company’s control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to the Company’s businesses.

In preparing the January 2020 Projections, our management made the following material assumptions:

•	Bookings 2019 - 2024 Compound Annual Growth Rate (“CAGR”) of 13% including new initiatives, and 15% without management adjustment.

•	Gross Margin improvements driven by Literacy implementation efficiencies.

•	Operating expense increases driven primarily by Sales and Marketing growth in order to support legacy Literacy growth as well as the launch of Rosetta Stone English in 2020.

•	Significant leverage expected across all expense lines in Literacy as well as Research and Development leverage in Language.

•	2020 Adjusted EBITDA less capitalized labor of approximately ($2 million).

In preparing the February 2020 Update, our management made the following material assumptions:

•	Bookings 2019 - 2024 CAGR of 12%.

•	Gross Margin improvements driven by Literacy implementation efficiencies.

•	Operating expense increases driven primarily by Sales and Marketing growth in order to support legacy Literacy growth as well as the launch of Rosetta Stone English in 2020.

•	Significant leverage expected across all expense lines in Literacy as well as Research and Development leverage in Language.

•	Break-even cash flow based on 2020 Adjusted EBITDA less capitalized labor of approximately ($0.8 million).

•	Lower Literacy Bookings, including updates based on historical renewal rate experience as well as an expected lower new business growth rate based on recent experience.

•	Close to break even cash flow proxy based on Bookings Based Adjusted EBITDA less capitalized labor.

In preparing the June 2020 Update (provided to all potential purchasers engaged in the strategic alternatives process on July 7, 2020), our management made the following material assumptions:

•

Increased 2020 Bookings and Bookings Based Adjusted EBITDA in the Literacy and Language segments based on improvements in these businesses, in part related to increased customer demand due to the pandemic, some of which was not expected to continue beyond fiscal year 2020 as pandemic related Consumer demand was expected to decline as quarantines ended and K-12 budgets to decrease as a result of lower state and local tax revenues.

•	Increased projected bookings in the Language segment in 2021 - 2024 based on expected improvements in the business related to changes in the pricing and packaging of consumer products.

•

Lower Bookings and Bookings Based Adjusted EBITDA in the Enterprise business resulting from corporate customer budget challenges and uncertainties related to the pandemic and the resulting global economic downturn. The revised Enterprise business lower outlook for 2020 and the impact on projected future renewals drove a 15 - 20% decline in bookings each year relative to the February 2020 Update. In addition, management included in the projections a cost savings initiative specific to the Enterprise business to partially offset the projected reduction in bookings.

•

Lowered management adjustments in 2023 and 2024 to reflect lower risk to the overall bookings projections as several new initiatives were either reduced significantly or eliminated from the projections.

In preparing the July 2020 Update, our management made the following material assumptions:

•	Higher projected Bookings-based Adjusted EBITDA primarily due to the higher projected Bookings.

•	Increase in Literacy 2020 bookings due to stronger than expected June bookings.

•	Increase in Consumer 2020 bookings for Q3/Q4 based on improved performance exiting Q2 2020.

In preparing the August 2020 Projections, our management made the following material assumptions:

•

An improved outlook relative to the July 2020 Update for Bookings in Literacy and Language based on higher year-to-date actual results and projected higher Bookings for the remainder of 2020, and higher consolidated Bookings Adjusted EBITDA due primarily to the projected increase in Bookings.

•

Bookings increase for fiscal year 2020 driven by 43% year over year growth in Literacy segment bookings, 46% year over year growth in Consumer Language bookings and K-12 Language year-over-year decline lowered to (3)% year over year including a contract with a large school district.

•

Bookings increase for fiscal year 2021 driven by higher renewable base in Literacy and K-12 Language from incremental bookings in 2020 and increased Consumer average per unit initial sales price and greater traffic generated through the promotion of the Rosetta Stone Unlimited product, as well as increased media effectiveness.

In preparing the August 2020 10-year Projections, our management made the following material assumptions:

•	2020 and 2021 years were the same as the above August 2020 Projections.

•	Literacy incremental bookings from the August 2020 Projections were assumed to continue to renew beyond 2021 at the same rate as the base model.

•

Consumer business continues to reflect higher average sales price per unit and traffic as in the August 2020 Projections, driving higher new US web bookings offset by a decline in renewals beyond 2021.

•

K-12 Language business large school district deal in the August 2020 Projections assumed to renew at a 50% rate each year due to the expected transition from district to school-level purchase decisions beyond 2020.

•	Consumer business margin benefits from the increased return on media.

•	Revenue upside impact will lag, i.e., most of the August 2020 bookings increases will benefit revenue beyond 2020.

•	Revenue-based EBITDA in 2020 is negatively impacted by in-period expenses including certain expected benefit and media expenses, whereas revenue is mostly deferred and recognized beyond 2020.

•	Expenses assumed at ~40% of incremental bookings including increases in associated commission and media.

In addition, certain of the Forecasts are non-GAAP financial measures, including Adjusted EBITDA and Bookings-based EBITDA. Non-GAAP financial measures should not be considered in isolated form or as a substitute for financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled financial measures used by other companies.

The following is a summary of the Forecasts:

January 2020 Projections ($ millions)

(Fiscal Year Ended December 31)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Total Bookings	$210.9	$244.4	$280.1	$319.4	$364.1	$394.2	$424.7	$452.3	$476.5	$496.4
Revenue	$195.3	$219.8	$250.0	$281.2	$320.2	$361.1	$391.1	$422.0	$449.9	$474.5
Adjusted EBITDA	$4.9	$11.6	$22.5	$27.9	$41.6	$66.0	$75.1	$96.1	$108.3	$124.7
Change in Deferred Revenue	$15.6	$24.7	$30.1	$38.2	$43.9	$33.1	$33.6	$30.4	$26.6	$21.9
Change in Deferred Commission	$(2.1)	$(2.4)	$(2.8)	$(3.2)	$(3.6)	$(2.7)	$(2.8)	$(2.5)	$(2.2)	$(1.8)
Bookings-Based Adjusted EBITDA	$18.4	$33.8	$49.8	$62.9	$81.9	$96.3	$105.9	$124.0	$132.7	$144.7

February 2020 Update ($ millions)

(Fiscal Year Ended December 31)	2020E	2021E	2022E	2023E	2024E
Total Bookings	$208.2	$238.0	$270.0	$306.5	$348.0
Revenue	$194.7	$219.7	$245.0	$271.7	$304.4
Adjusted EBITDA	$6.6	$12.6	$19.3	$22.6	$32.6
Change in Deferred Revenue	$13.5	$18.3	$25.0	$34.8	$43.6
Change in Deferred Commission	$(2.6)	$(3.1)	$(3.5)	$(5.1)	$(6.3)
Bookings-Based Adjusted EBITDA	$17.5	$27.8	$40.8	$52.3	$69.9

June 2020 Update ($ millions)

(Fiscal Year Ended December 31)	2020E	2021E	2022E	2023E	2024E
Total Bookings	$222.8	$237.8	$270.4	$316.4	$372.1
Revenue	$198.0	$223.3	$249.9	$283.0	$325.4
Adjusted EBITDA	$9.7	$15.2	$20.8	$25.2	$37.3
Change in Deferred Revenue	$24.8	$14.5	$20.5	$33.4	$46.7
Change in Deferred Commission	$(2.7)	$(1.9)	$(3.0)	$(4.4)	$(5.6)
Bookings-Based Adjusted EBITDA	$31.8	$27.8	$38.3	$54.3	$78.3

July 2020 Update ($ millions)

(Fiscal Year Ended December 31)	2020E
Total Bookings	$230.4
Revenue	$200.5
Adjusted EBITDA	$12.2
Change in Deferred Revenue	$29.8
Change in Deferred Commission	$(3.9)
Bookings-Based Adjusted EBITDA	$38.2

August 2020 Projections ($ millions)

(Fiscal Year Ended December 31)	2020E	2021E
Total Bookings	$242.3	$251.1
Cash and Cash Equivalents	$73.8	$82.8

August 2020 10-year Projections (millions)

(Fiscal Year Ended December 31)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Total Bookings	$242.5	$251.1	$279.9	$323.9	$377.9	$409.4	$440.6	$468.8	$492.6	$512.0
Revenue	$202.9	$233.1	$259.1	$289.0	$330.4	$375.0	$405.8	$437.4	$465.0	$489.5
Operating Income (Loss)	$(18.1)	$(8.5)	$(1.4)	$1.2	$13.2	$28.0	$43.0	$57.3	$69.5	$87.7
Adjusted EBITDA	$11.2	$18.4	$27.1	$29.5	$40.8	$61.5	$79.1	$95.9	$110.3	$130.3
Change in Deferred Revenue	$39.6	$17.9	$20.8	$34.8	$47.5	$34.4	$34.8	$31.4	$27.6	$22.5
Change in Deferred Commission	$(5.7)	$(1.8)	$(2.2)	$(4.1)	$(5.4)	$(5.2)	$(5.2)	$(4.7)	$(4.1)	$(3.4)
Bookings-Based Adjusted EBITDA	$45.2	$34.6	$45.7	$60.2	$82.9	$90.7	$108.6	$122.6	$133.8	$149.5
Depreciation and Amortization	$(17.6)	$(15.4)	$(15.2)	$(14.4)	$(14.2)	$(18.3)	$(19.7)	$(20.9)	$(22.0)	$(22.9)
Stock-Based Compensation	$(11.2)	$(11.5)	$(13.3)	$(13.9)	$(13.4)	$(15.2)	$(16.4)	$(17.7)	$(18.8)	$(19.8)
Other Changes in Working Capital	$4.8	$(2.0)	$(2.0)	$(2.0)	$(2.0)	$(2.0)	$(2.0)	$(2.0)	$(2.0)	$(2.0)
Total Capital Expenditures	$(16.1)	$(18.8)	$(15.9)	$(15.0)	$(15.9)	$(20.5)	$(22.0)	$(23.4)	$(24.6)	$(25.6)
Annual Bonus and Deferred Tax	$0	$(3.1)	$(1.3)	$—	$—	$—	$—	$—	$—	$—
Cash and Cash Equivalents	$73.8	$82.8	$107.7	$149.3	$212.6	$279.2	$362.2	$457.7	$563.2	$683.4
Fully Diluted Shares Outstanding	26.582	27.228	27.548

For purposes of the tables above, the term “Bookings” represents executed contracts received by the Company that are either recorded immediately as revenue or deferred revenue. Therefore, Bookings is an operational metric and in any one period is equal to revenue plus the change in deferred revenue. For purposes of the tables above, the term “Adjusted EBITDA” refers to a non-GAAP financial measure of GAAP net income/loss plus interest income and expense, other income/expense, income tax benefit/expense, impairment, lease abandonment and termination, depreciation, amortization, stock-based compensation, restructuring, and strategy and cost-reduction related consulting expenses. In addition, Adjusted EBITDA excludes “Other” items related to non-restructuring wind down and severance costs, and transaction and other costs associated with mergers and acquisitions, as well as all adjustments related to recording the non-cash tax valuation allowance for deferred tax assets. For purposes of the tables above, the term “Bookings-Based Adjusted EBITDA” refers to a non-GAAP financial measure of GAAP net income/loss plus the change in deferred revenue, the change in deferred commission, interest income and expense, other income/expense, income tax benefit/expense, impairment, lease abandonment and termination, depreciation, amortization, stock-based compensation, restructuring, and strategy and cost-reduction related consulting expenses. In addition, Bookings-Based Adjusted EBITDA excludes “Other” items related to non-restructuring wind down and severance costs, and transaction and other costs associated with mergers and acquisitions, as well as all adjustments related to recording the non-cash tax valuation allowance for deferred tax assets.

Using the August 2020 10-year Projections provided by the Company, Goldman Sachs calculated and assumed unlevered free cash flows for the Company that were approved by the Company for use by Goldman Sachs in its analyses were: $20 million for fiscal year 2020; $(2) million for fiscal year 2021; $12 million for fiscal year 2022; $28 million for fiscal year 2023; $47 million for fiscal year 2024; $46 million for fiscal year 2025; $58 million for fiscal year 2026; $66 million for fiscal year 2027; $72 million for fiscal year 2028; $82 million for fiscal year 2029. The unlevered free cash flow forecasts calculated and assumed by Goldman Sachs also included a terminal year value of $77 million and a value for unlevered free cash flow for the period of July 1, 2020 to December 31, 2020 of $37 million. Unlevered free cash flow is calculated as after-tax operating profit plus depreciation and amortization expense, plus (or less) change in deferred revenue, plus (or less) change in deferred compensation, plus (or less) other changes in net working capital, less capex, plus (or less) other costs / cash adjustments.

The company also furnished Goldman Sachs projected diluted shares outstanding for fiscal year 2020, 2021 and 2022.

NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FORECASTS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE INACCURATE OR NO LONGER APPROPRIATE.

Intent to Tender

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their Shares into the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board retained Goldman Sachs as its financial advisor in connection with the proposed transaction and, in connection with such engagement, Goldman Sachs provided to the Board Goldman Sachs’ opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and incorporated herein by reference. The Board selected Goldman Sachs as its financial advisor due to its familiarity with the Company, as well as its reputation, capabilities and substantial experience in transactions of this nature.

In connection with Goldman Sachs’ services as the Board’s financial advisor, the Company has agreed to pay Goldman Sachs an aggregate transaction fee currently estimated to be approximately $15.2 million, all of which is contingent upon consummation of the Offer and Merger. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses and to indemnify Goldman Sachs and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Mathew Hulett	August 24, 2020	766	$29.25	Sale to satisfy income tax obligations

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

The information set forth under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Transactions” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights for the “fair value” of such Shares in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any Company stockholders desiring to assert appraisal rights must comply precisely with the strict procedures set forth in Section 262 to demand and perfect such rights. ANY COMPANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IF ANY, OR PRESERVE THEIR RIGHTS TO DO SO, IF AVAILABLE, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCLOSURES AND ANNEX B. FAILURE TO COMPLY TIMELY AND PRECISELY WITH THE PROCEDURES SPECIFIED HEREIN AND THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS IN CONNECTION WITH THIS TRANSACTION. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES, THE COMPANY BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH APPRAISAL RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by the Company to its stockholders with respect to the availability of appraisal rights in connection with the Merger under Section 262.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time, other than Parent, Acquisition Sub or the Company, who: (i) did not validly tender such Shares in the Offer (or otherwise waive appraisal rights); (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to strict compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:

•

You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on October 13, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement; and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was September 15, 2020). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•

You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If you fail to comply with these conditions, you will lose any appraisal rights with respect to your Shares that may be available and, when the Merger is consummated, you will receive payment for your Shares as provided for in the Merger Agreement. Only a holder of record of Shares, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert any appraisal rights for the Shares registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record of the Company, fully and correctly, as such stockholder’s name appears on the stockholder’s stock certificates, if any, or on the books and records of the Company, and must state that such person intends thereby to demand appraisal of their Shares in connection with the Merger. The demand for appraisal cannot be made by the beneficial owner of the Shares if he or she is not also the record holder for such Shares. In the event that the beneficial owner of the Shares does not also hold those Shares of record, the beneficial owner must have the record owner, such as a bank, broker, or other nominee, submit the required demand for appraisal in respect of those Shares in order for such demand to be valid. IF YOU HOLD YOUR SHARES THROUGH A BANK, BROKERAGE FIRM, FIDUCIARY (SUCH AS A TRUSTEE, GUARDIAN OR CUSTODIAN) OR OTHER NOMINEE AND YOU WISH TO DEMAND APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY THE NOMINEE. The address for delivery of demand for appraisal is:

Rosetta Stone Inc.

1621 North Kent St., Suite 1200

Arlington, Virginia 22209

703-387-5800

Attention: General Counsel

If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. A person having a beneficial interest in the Shares held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depositary nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depositary nominee and must identify the depositary nominee as the holder of record. A stockholder of record who holds Shares as nominee for a beneficial owner may exercise appraisal rights with respect to the securities held for one or more beneficial owners while not exercising such rights for other beneficial owners. In addition, any stockholder of record who holds Shares for her, his or its own account or for one beneficial owner, may demand appraisal for less than all of such Shares. In each case, the written demand must set forth the number of Shares as to which demand for appraisal is made. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record owner.

Within 10 days after the Effective Time, the Company will give notice of the date that the Merger has become effective to each of the stockholders who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262. At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and accept payment for such stockholder’s Shares as provided for in the Merger Agreement by delivering to the Company a written withdrawal of the demand for appraisal, in which case the Shares owned by such stockholder shall be deemed, as of the Effective Time, to have been converted into the right to receive the Offer Price. After this 60-day period, a dissenting stockholder may withdraw the stockholder’s demand for appraisal only with the written consent of the Company and, if an appraisal proceeding has been commenced, the approval of the Delaware Court of Chancery. If an appraisal proceeding has been commenced and the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price.

If Company stockholders intend to seek to assert appraisal rights in connection with the Merger with respect to the Shares they hold of record, then within 120 days after the Effective Time, but not thereafter, the Company (or any successor thereto) or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Delaware Court of Chancery, with a copy served on the Company (or any successor thereto) in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by the stockholders, if any, who are entitled to appraisal rights. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to the Shares beneficially owned by such person and as to which appraisal rights have been properly perfected. Company stockholders seeking to assert and exercise appraisal rights should not assume that the Company (or any successor thereto) will file a petition with respect to the appraisal of the value of her, his or its Shares or that the Company will initiate any negotiations with respect to the “fair value” of such Shares. Neither the Company (nor any successor thereto) is under any obligation to, and has no present intention to, file a petition with respect to the appraisal of the Shares that are entitled to appraisal rights. Accordingly, it is the obligation of each stockholder who has complied with the requirements of Section 262 to initiate all necessary action to perfect such stockholder’s appraisal rights within the time periods prescribed by Section 262. The failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purposes in the notice of appraisal), to receive from the Company, as the surviving entity in the Merger (or any successor thereto), a statement setting forth the aggregate number of Shares (other than any excluded stock) not validly tendered in the Offer and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Company (or any successor thereto), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later. A beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s name, request from the Company the statement described in the foregoing.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy served upon the Company (or any successor thereto), as the surviving corporation in the Merger, the Company (or any successor thereto) will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all the stockholders who have demanded appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). After notice to the stockholders by the Register in Chancery, as required under Section 262, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Company (or any successor thereto) and to the stockholders shown on the duly verified list at the address therein stated. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Company (or any successor thereto).

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine which dissenting stockholders have complied with the provisions of Section 262 and are entitled to an appraisal of their Shares. The Delaware Court of Chancery may require that dissenting stockholders submit their share certificates, if any, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement. Accordingly, dissenting stockholders are cautioned to retain their share certificates, if any, pending resolution of the appraisal proceedings. If immediately before the Merger the shares of the class or series of stock of the Company as to which appraisal rights are available were listed on a national securities exchange, the Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of the DGCL.

In determining the “fair value” of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., decided February 1, 1983, the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders considering seeking appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the consideration they would receive if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Although the Company believes the consideration to be received by stockholders in the Offer and the Merger is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Company common stock is less than the consideration to be received by stockholders pursuant to the Offer or Merger.

When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment in cash of the fair value of such Shares, together with interest, if any, to the dissenting stockholders entitled thereto, upon the surrender to the Company by such dissenting stockholders of the certificates, if any, representing such Shares. Unless the Delaware Court of Chancery, in its discretion, sets a different interest rate for good cause shown, and except as provided in the following sentence, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company (or any successor thereto), as the surviving corporation in the Merger, may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The cost of the appraisal proceeding (which includes attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such a determination or assessment, each stockholder seeking appraisal bears her, his or its attorney’s and expert witness expenses. Dissenting stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court of Chancery will be dismissed as to any dissenting stockholder without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon terms which the Delaware Court of Chancery deems just.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to receive the payment of dividends or other distributions in respect of those Shares (other than those payable to stockholders of record as of a date prior to the Effective Time).

Any stockholder who demands appraisal of her, his or its Shares under Section 262 and who fails to perfect or effectively withdraws, waives or loses the right to appraisal shall have such Shares deemed to have been converted into the right to receive the Offer Price as of the Effective Time.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

Delaware Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) with the specific intent of rendering inapplicable thereto the restrictions on business combinations and voting requirements contained in Section 203 and any other state takeover law that may purport to be applicable, which causes such acts and transactions to not be subject to the restrictions of Section 203.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a Request For Additional Information and Documentary Material concerning the Offer, the HSR waiting period will be extended.

Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent’s or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. On September 11, 2020, Parent and the Company filed the Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer.

Stockholder Approval of the Merger Not Required

Because the Merger will be effected under Section 251(h) of the DGCL, if the requirements of Section 251(h) of the DGCL are satisfied, no vote or consent of the Company stockholders will be necessary to effect the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2020 and June 30, 2020.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements, including, without limitation, statements relating to the expected benefits of the proposed transaction and the timing of the closing of the proposed transaction. Generally, forward-looking statements can be identified by non-historical statements and often include words such as “forecasts,” “potential,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks” or words of similar meaning, or future-looking or conditional verbs, such as “will,” “should,” “could,” “may,” “might,” “aims,” “intends,” “projects,” or similar words or phrases. You should not place undue reliance on these statements. These statements are based on current expectations, forecasts and assumptions of Parent and the Company that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied or waived, including the receipt of regulatory clearances related to the merger; uncertainties as to the timing of the tender offer and subsequent merger, including that the offer and merger will not close within the anticipated time periods, or at all; uncertainties as to how many Company stockholders will tender their shares in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing of the proposed transaction; the successful integration of the Company into Parent’s business subsequent to the closing of the proposed transaction; the risk that the strategic benefits, synergies or opportunities expected from the proposed transaction may not be realized or may take longer than expected to be realized; adverse reactions to the proposed transaction by employees, customers, vendors or strategic partners; dependence on key personnel and customers; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the proposed transaction; as well as other factors detailed in the Company’s filings with the SEC, including the Company’s most recent quarterly Form 10-Q filing and Annual Report on Form 10-K for the year ended December 31, 2019, and those updated from time to time in the Company’s future reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction described in this Schedule 14D-9 will be completed on the currently proposed terms or at all at any particular time.

Item 9.	Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated September 15, 2020 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Acquisition Sub on September 15, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Text of Summary Advertisement, as published in The New York Times on September 15, 2020 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release of Rosetta Stone Inc. and Cambium Holding Corp. dated August 31, 2020 (incorporated herein by reference to Exhibit 99.1 to Company’s Form 8-K filed August 31, 2020).

(a)(5)(B)	All Employee Email Sent to Company Employees, dated August 31, 2020 (incorporated herein by reference to Exhibit 99.1 to the Company’s Schedule 14D-9 filed with the SEC on August 31, 2020).

(a)(5)(C)	Employee FAQs, dated August 31, 2020 (incorporated herein by reference to Exhibit 99.2 to the Company’s Schedule 14D-9 filed with the SEC on August 31, 2020).

(a)(5)(D)	Customer FAQs, dated August 31, 2020 (incorporated herein by reference to Exhibit 99.3 to the Company’s Schedule 14D-9 filed with the SEC on August 31, 2020).

(a)(5)(E)	Email Sent to K-12 Customers, dated August 31, 2020 (incorporated herein by reference to Exhibit 99.4 to the Company’s Schedule 14D-9 filed with the SEC on August 31, 2020).

(a)(5)(F)	Email Sent to Retail Partners, dated August 31, 2020 (incorporated herein by reference to Exhibit 99.5 to the Company’s Schedule 14D-9 filed with the SEC on August 31, 2020).

(a)(5)(G)	Email Sent to Enterprise Customers, dated August 31, 2020 (incorporated herein by reference to Exhibit 99.6 to the Company’s Schedule 14D-9 filed with the SEC on August 31, 2020).

(a)(5)(H)	Opinion of Goldman Sachs & Co. LLC dated August 31, 2020 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(e)(1)

Agreement and Plan of Merger, dated as of August 29, 2020, by and among Cambium Holding Corp., Empower Merger Sub Inc., and Rosetta Stone Inc. (incorporated herein by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K filed August 31, 2020).

(e)(2)	Confidentiality Agreement, dated as of February 5, 2020 between the Company and Parent (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)	Excerpt from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2020.

(e)(4)	2009 Omnibus Incentive Plan, as amended and restated and effective May 19, 2017 (incorporated herein by reference to Appendix A to the Company’s Definitive Proxy Statement filed on April 7, 2017).

(e)(5)	2019 Omnibus Incentive Plan, effective May 16, 2019 (incorporated herein by reference to Appendix B to the Company’s Definitive Proxy Statement filed on April 5, 2019).

(e)(6)	Rosetta Stone Inc. Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.18 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015).

(e)(7)

Form of Indemnification Agreement to be entered into with each director and executive officer, revised as of August 2015 (incorporated herein by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015).

(e)(8)

Executive Employment Agreement between Rosetta Stone Ltd. and Thomas Pierno effective as of May 2, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 1, 2012).

(e)(9)

Director Agreement between Rosetta Stone Inc. and A. John Hass III effective as of November 18, 2014 (incorporated herein by reference to Exhibit 10.31 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(e)(10)

Executive Employment Agreement between Rosetta Stone Ltd. and A. John Hass III effective as of April 1, 2016 (incorporated herein by reference to Exhibit 10.1 in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016).

(e)(11)

Executive Employment Agreement between the Company and Mathew Hulett, effective as of August 4, 2017 (incorporated herein by reference to Exhibit 10.23 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017).

(e)(12)

Executive Employment Agreement between the Company and Nicholas Gaehde, effective as of August 21, 2017 (incorporated herein by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017).

(e)(13)

Executive Employment Agreement between the Company and Sean Klein, effective as of July 1, 2019 (incorporated herein by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Rosetta Stone Inc.
Dated: September 15, 2020	By:	/s/ A. John Hass III
	Name:	A. John Hass III
	Title:	Chief Executive Officer and Chairman of the Board of Directors

ANNEX A

OPINION OF GOLDMAN SACHS & CO. LLC

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

August 29, 2020

Board of Directors

Rosetta Stone Inc.

1621 North Kent Street, Suite 1200

Arlington, Virginia 22209

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Cambium Holding Corp. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of Rosetta Stone Inc. (the “Company”) of the $30.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 29, 2020 (the “Agreement”), by and among Parent, Empower Merger Sub Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $30.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than dissenting Shares and Shares already owned by the Company, Parent, Acquisition Sub or any other wholly owned subsidiary of Parent) will be converted into the right to be paid $30.00 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Veritas Capital Fund Management, L.L.C., an affiliate of Parent (“Veritas”), and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company from time to time. We also have provided certain financial advisory and/or underwriting services to Veritas and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors

Rosetta Stone Inc.

August 29, 2020

having acted as financial advisor to Standard Aero Limited, a former portfolio company of Veritas, in its sale in April 2019. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent, Veritas and their respective affiliates and, as applicable, portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Veritas and its affiliates from time to time and may have invested in limited partnership units of affiliates of Veritas from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2019; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the technology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $30.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors

Rosetta Stone Inc.

August 29, 2020

holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $30.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or Veritas, or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company (or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $30.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC

(GOLDMAN SACHS & CO. LLC)

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF

THE STATE OF DELAWARE

§ 262. Appraisal rights [For application of this section, see § 17; and 82 Del. Laws, c. 45, § 23].

(a)     Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)     Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)     Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)     Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)     In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)     [Repealed.]

(c)     Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)     Appraisal rights shall be perfected as follows:

(1)     If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)     If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)     Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)     Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)     At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)     After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)     The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)     The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)     From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)     The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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